                                                              FILED PURSUANT TO
                                                               RULE 424 (b) (3)
                                                              FILE NO: 333-18307

                  SUBJECT TO COMPLETION, DATED APRIL 18, 1997

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 9, 1997

                                3,200,000 SHARES
[LOGO OF WEEKS                 WEEKS CORPORATION
CORPORATION APPEARS
HERE]                             COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                  ----------
  The Company is a publicly traded real estate investment trust that is one of the largest developers, owners and operators of institutional-quality industrial and suburban office properties in metropolitan Atlanta and the Southeast. The Company's portfolio is comprised of 258 Properties totaling approximately 19.1 million square feet, including 61 Properties and one Property expansion (totaling approximately 5.0 million square feet) under development and/or under agreement to acquire. The Company also owns or controls approximately 1,815 net usable acres of undeveloped land that the Company believes may ultimately support the development of up to 19.6 million square feet of industrial and suburban office properties. The Company recently completed acquisitions of Properties and the related operations of industrial and suburban office real estate companies in Nashville, Tennessee and the Raleigh-Durham-Chapel Hill area of North Carolina, and opened and staffed its office in Orlando, Florida.

  All of the shares of Common Stock offered hereby are being sold by the Company. After consummation of this offering, executive officers and directors of the Company will own approximately 13.5% of the Common Stock of the Company (with a current market value of approximately $98.1 million), assuming an exchange for Common Stock of all of the units of limited partnership interest of its operating subsidiary, Weeks Realty, L.P., which are not currently held by the Company. The Common Stock is traded on the New York Stock Exchange under the symbol "WKS." On April 17, 1997 the last reported sale price of the Common Stock on the New York Stock Exchange was $32.50 per share. See "Price Range of Common Stock and Distributions."

  The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock" in the accompanying Prospectus.

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
   WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.
                                  ----------

                               INITIAL PUBLIC     UNDERWRITING       PROCEEDS TO
                               OFFERING PRICE     DISCOUNT (1)       COMPANY (2)
                               --------------     ------------       -----------
Per Share...................         $                 $                 $
Total(3)....................        $                 $                 $

-----
(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $   payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 480,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering
    price, underwriting discount, and proceeds to Company will be $   , $   ,
    and $   , respectively. See "Underwriting."
                                  ----------
  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about May   , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
     A.G. EDWARDS & SONS, INC.
            MORGAN STANLEY & CO.
                   INCORPORATED
                                             THE ROBINSON-HUMPHREY COMPANY, INC.
                                  ----------
             The date of this Prospectus Supplement is May  , 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   [LOGO OF WEEKS CORPORATION APPEARS HERE]

        DEVELOPMENT . CONSTRUCTION . MANAGEMENT. LANDSCAPING . LEASING


      [MAP OF SOUTHEASTERN UNITED STATES, HIGHLIGHTING WEEKS CORPORATION
                       CURRENT MARKETS; CENTER OF PAGE]


Distribution of Properties by Type     Geographic Distribution of Properties
(By Square Feet)*                      (By Square Feet)*

 . Distribution     48.9%               . Atlanta, GA                68.4%
 . Bulk             27.7%               . Nashville, TN              13.2%
 . Service          13.9%               . Research Triangle, NC      12.2%
 . Office            9.2%               . Orlando, FL                 4.2%
 . Retail            0.3%               . Spartanburg, SC             2.0%

* Includes Properties under development and/or under agreement to acquire.


Pie charts showing distribution of Properties by type and geographic distribution of Properties appear to the right of the respective tables.

-------------------------------------------------------------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                   [LOGO OF WEEKS CORPORATION APPEARS HERE]

RECENT DEVELOPMENT AND ACQUISITIONS

PHOTOGRAPHS OF THE FOLLOWING COMPANY PROPERTIES:

 . Interchange Plaza, acquired in December 1996, Research Triangle.

 . Airpark Business Center, acquired in November 1996, Nashville.

 . Hillside, stabilized in August 1996, Spartanburg.

 . Northwoods, acquired in August 1996, Atlanta.

PHOTOGRAPHS OF THE FOLLOWING COMPANY PROPERTIES:

 . Four-Forty Business Center, acquired in November 1996, Nashville.

 . Enterprise Center, acquired in December 1996, Research Triangle.

 . Orlando Central Park, stabilized in September 1996, Orlando.

 . Franklin Forest, under agreement to acquire, Atlanta.

 . Crestwood Pointe, under development, Atlanta.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following is qualified in its entirety by the more detailed information and financial information and statements, and the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein or therein by reference. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Recent Developments--Acquisition and Development Risks" appearing elsewhere in this Prospectus Supplement. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes the Underwriters' over-allotment option is not exercised. As used herein, the term "Company" includes Weeks Corporation and its predecessors and subsidiaries, including Weeks Realty, L.P. (the "Operating Partnership") and its subsidiaries, unless the context indicates otherwise. The offering of 3,200,000 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") pursuant to this Prospectus Supplement is referred to herein as the "Offering."

                                  THE COMPANY

  The Company is a publicly traded real estate investment trust ("REIT") that is one of the largest developers, owners and operators of institutional-quality industrial and suburban office Properties in metropolitan Atlanta and the Southeast. The Company recently completed acquisitions of Properties and the related operations of industrial and suburban office real estate companies in Nashville, Tennessee and the Raleigh-Durham-Chapel Hill area of North Carolina (the "Research Triangle"), and opened and staffed its office in Orlando, Florida.

  The Company's portfolio is comprised of 258 properties totaling approximately
19.1 million square feet (the "Properties"), including 61 Properties and one Property expansion (totaling approximately 5.0 million square feet) under development and/or under agreement to acquire. The Company currently manages, or expects to manage upon completion or acquisition, all of the Properties. Industrial Properties represent approximately 91% of the square footage of all of the Properties, and suburban office Properties represent approximately 9%. The average Occupancy Rate of the Company's In- service Properties was 96.2% at December 31, 1996, and was 96.3% at March 31, 1997. As used in this Prospectus Supplement, "In-service Properties" excludes those Properties under development which are not yet stabilized and Properties under agreement to acquire. "Occupancy Rate" means the rate of occupancy calculated based on leases under which tenants are paying rent.

  The Company also owns or controls (through agreements to acquire, options and marketing and development agreements) approximately 1,815 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. The Company believes the development potential of this land may ultimately total approximately 19.6 million square feet.

  With its recent acquisitions in Nashville and the Research Triangle and with the continued expansion of its activities in Orlando, the Company has reduced its concentration of Properties in metropolitan Atlanta to 68.4% as of the date of this Prospectus Supplement (based on square footage and pro forma to include the Properties under development and/or under agreement to acquire) from 92.9% at December 31, 1995 (calculated on the same basis on that date). In addition, the Company has significantly increased its tenant base and reduced its exposure to any single tenant. At December 31, 1996, the Company's In-service Properties were leased to 560 tenants, and the Company's largest tenant represented 3.8% of the Company's total Annualized Base Rent. This compares to 351 tenants at December 31, 1995, with the Company's largest tenant representing 6.9% of the Company's total

Annualized Base Rent on that date. As used in this Prospectus Supplement, "Annualized Base Rent" means annualized current base rent assuming expiration of rental concessions, if any, for leases under which tenants are paying rent.

  The Company owns and develops industrial and suburban office Properties located primarily in attractive and well-landscaped business park settings. The Company believes it has earned a reputation for quality Properties and for providing a high degree of client service. The Company's approximately 360 employees have experience and are engaged in virtually every aspect of the real estate business, including development, construction, engineering, design, landscape, leasing, marketing and property management. The Company's strategy for growth includes intensive management of its Properties, developing and acquiring additional Properties that are consistent with its existing portfolio, and owning and controlling undeveloped land sufficient to develop new and existing business parks and to meet the expansion and relocation needs of tenants. The Company concentrates its activities in a limited number of rapidly-growing cities in the Southeast where it believes it can sustain a leading market presence.

                              RECENT DEVELOPMENTS

DEVELOPMENT AND ACQUISITION ACTIVITIES

  The Company has achieved significant growth since its August 1994 initial public offering (the "IPO"), in part through a focused acquisition and development strategy. Subsequent to the IPO, the Company has completed acquisitions of 100 industrial and suburban office Properties totaling approximately 6.3 million square feet with a total cost, including acquisition related costs and expenses, of approximately $330 million. The Company believes that each of these acquisitions was strategically important because it enhanced the Company's presence in growing markets in the Southeast as well as in important submarkets in metropolitan Atlanta. See "Recent Developments-- Acquisitions."

  In addition, subsequent to the IPO, the Company has stabilized 27 industrial and suburban office Property developments and 3 Property expansions totaling approximately 3.4 million square feet, with a total capitalized development cost of approximately $108 million. The Occupancy Rate of these Properties currently is 100%. The Company generally considers a Property to be stabilized upon the earlier of substantial lease-up or one year after building shell completion.

  The Company continues to be active in both acquiring and developing additional Properties and, as summarized in the table below, currently has Properties under agreement to acquire and Properties under development with an estimated total cost of approximately $282.2 million. As reflected in the table below, the Company currently expects that the pending Property acquisitions summarized below will produce an average unleveraged return of approximately 10.4% during the initial 12 months following their respective closing dates and that the Properties under development summarized below will produce an average unleveraged return of approximately 11.2% during the initial 12 months following their respective stabilization dates.

     PROPERTIES UNDER AGREEMENT TO ACQUIRE AND PROPERTIES UNDER DEVELOPMENT

                          PROPERTY ACQUISITIONS               PROPERTY DEVELOPMENTS                 TOTAL INVESTMENTS
                   ----------------------------------- ----------------------------------- ------------------------------------
                               ESTIMATED                           ESTIMATED                           ESTIMATED
                                 TOTAL      ESTIMATED                TOTAL      ESTIMATED                TOTAL      ESTIMATED
                    SQUARE       COST      UNLEVERAGED  SQUARE       COST      UNLEVERAGED  SQUARE       COST      UNLEVERAGED
                     FEET    (MILLIONS)(1)  RETURN(2)   FEET(3)  (MILLIONS)(1)  RETURN(4)   FEET(3)  (MILLIONS)(1) RETURN(2)(4)
                   --------- ------------- ----------- --------- ------------- ----------- --------- ------------- ------------
Apr. 1 to Dec.
 31, 1997 --
 estimated clos-
 ing/
 stabilization(5). 1,382,012    $ 77.8        10.4%    1,269,449    $ 62.7        10.9%    2,651,461    $140.5        10.6%
1998 -- esti-
 mated closing/
 stabilization(5).   590,654      39.5        10.3     1,243,326      57.8        11.1     1,833,980      97.3        10.8
1999 -- esti-
 mated
 stabilization(5).       --        --          --        482,342      44.4        11.6       482,342      44.4        11.6
                   ---------    ------        -----    ---------    ------        -----    ---------    ------        -----
Total/average...   1,972,666    $117.3        10.4%    2,995,117    $164.9        11.2%    4,967,783    $282.2        10.8%
                   =========    ======        =====    =========    ======        =====    =========    ======        =====

--------
(1) Estimated total cost for Properties under agreement to acquire includes estimated closing costs and reserves for refurbishments and re-leasing, if any. For Properties under development, the estimated total cost information includes the Company's estimate of the fair market value of any development land used in the development and estimated future capitalized costs through the development stabilization date. There can be no assurance that the actual cost of an acquisition or development Property will not exceed the estimate.
(2) The Company calculates the "estimated unleveraged return" on a Property acquisition by dividing the estimated property operating revenue minus estimated property operating expenses during the initial 12 months following closing (before depreciation and on a cash basis rather than on a straight-line basis) by the estimated total cost of the acquisition, including estimated closing costs and reserves for refurbishments and re-leasing, if any. The Company's estimate of property operating revenue for an acquired Property is based upon actual rental rates, with respect to leases in place, and rental rates being charged for comparable properties located in the vicinity of each acquired Property, with respect to space not yet leased or space the Company anticipates will be re-leased, and the Company's estimate of tenant reimbursements of property operating expenses. The Company's estimate of property operating expenses for acquired Properties is based upon the historical operating costs of each acquired Property, with respect to completed Properties, and the Company's estimate of operating costs for comparable properties located in the vicinity of each acquired Property, with respect to Properties to be acquired upon completion of development and lease up. There can be no assurance that the Company's estimates of occupancy, revenue or expenses will be realized. See "Recent Developments--Acquisitions" and "--Acquisition and Development Risks."
(3) Actual leasable square feet may vary upon the completion of a development Property.
(4) The Company calculates the "estimated unleveraged return" on a development Property by dividing the estimated property operating revenue minus estimated property operating expenses during the initial 12 months following stabilization (before depreciation and on a cash basis rather than on a straight-line basis) by the estimated total cost of the development, including the Company's estimate of the fair market value of any development land used in the development and the estimated capitalized costs to be incurred through the stabilization date (defined generally as the earlier of substantial lease-up or one year after building shell completion). The Company's estimate of property operating revenue for a development Property is based upon actual rental rates, with respect to pre-leased space, and rental rates being charged for comparable properties located in the vicinity of each development Property, with respect to space not yet leased, and the Company's estimate of tenant reimbursements of property operating expenses, in each case as adjusted for a 5% assumed vacancy factor for multi-tenant Properties. The Company's estimate of property operating expenses for development Properties is based upon the operating costs for the Company's comparable Properties in the relevant market or the Company's estimate of operating costs for comparable properties located in the vicinity of the development Property, as applicable. There can be no assurance that the Company's estimates of occupancy, revenue or expenses will be realized. See "Recent Developments-- Development" and "--Acquisition and Development Risks."
(5) For Properties under agreement to acquire, reflects the Company's current estimated closing date. The acquisitions are subject to contingencies as more fully discussed in "Recent Developments--Acquisitions." There can be no assurance that the Company will close the acquisitions on the estimated closing date. For Properties under development, reflects the Company's estimate of the date the Property will reach stabilization, as defined above. There can be no assurance that the Property will reach stabilization by the estimated stabilization date.

FINANCING OF PENDING DEVELOPMENT AND ACQUISITION ACTIVITIES

  The Company currently estimates that approximately $22.7 million of the consideration to be paid for the pending acquisitions summarized above will consist of units of limited partnership interest of the Operating Partnership ("Units") and that approximately $20.4 million will consist of the assumption of mortgage indebtedness, with the remaining approximately $74.2 million consisting of amounts the Company expects to fund under its line of credit (the "Credit Facility") or through other sources of debt or equity capital. Of the approximately $164.9 million of identified development investments summarized above, approximately $65.8 million has been incurred as of March 31, 1997. The Company expects to fund the remaining approximately $99.1 million through borrowings under the Credit Facility or through other sources of debt or equity capital.

  After the application of the net proceeds of the Offering to pay amounts currently due under the Credit Facility, as described in "Use of Proceeds," the Company would have approximately $118.2 million (approximately $133.0 million assuming the Underwriters' over-allotment option is exercised in full) available under the existing Credit Facility as of March 31, 1997, and would have a ratio of total indebtedness, including its pro rata share of the indebtedness of its unconsolidated subsidiaries, to total market capitalization, of approximately 24% (22% assuming the Underwriters' over-allotment option is exercised in full). For purposes of the above, "total market capitalization" is defined as total indebtedness, including the Company's pro rata share of the indebtedness of its unconsolidated subsidiaries, as of March 31, 1997, plus the value of the Company's Common Stock and Units, on a pro forma basis for the Offering and assuming the exchange of all Units for shares of Common Stock, determined using the closing price on the New York Stock Exchange (the "NYSE") of the Company's Common Stock of $32.50 per share on April 17, 1997. After the application of the net proceeds of the Offering and as adjusted to reflect the proposed financing of the Company's Properties under agreement to acquire and Properties under development, as summarized and discussed above, the Company would have a ratio of total indebtedness, including its pro rata share of the indebtedness of its unconsolidated subsidiaries, to total market capitalization of approximately 36% (35% assuming the Underwriters' over-allotment option is exercised in full).The Company believes it will have adequate sources of capital to fund the foregoing acquisition and development investments.

                                 THE PROPERTIES

  The following table sets forth, as of the date of this Prospectus Supplement, the location of the 258 Properties, including the 61 Properties and one Property expansion (totaling approximately 5.0 million square feet) under development and/or under agreement to acquire, and the Company's undeveloped land interests. See "Recent Developments--Acquisitions," "--Development" and "Business and Properties."

                        PROPERTIES AND UNDEVELOPED LAND

                                                                      ESTIMATED
                                                                     DEVELOPMENT
                                                                      POTENTIAL
                                                                         OF
                                                PERCENT  UNDEVELOPED UNDEVELOPED
                                       TOTAL    OF TOTAL    LAND        LAND
                          NUMBER OF    SQUARE    SQUARE  (NET USABLE   (SQUARE
LOCATION                  PROPERTIES    FEET      FEET     ACRES)     FEET)(1)
--------                  ---------- ---------- -------- ----------- -----------
Atlanta, GA..............    187     13,047,538   68.4%      964.5   11,243,500
Nashville, TN............     25      2,522,951   13.2       156.2    1,899,000
Research Triangle, NC....     31      2,335,911   12.2       260.2    2,890,000
Orlando, FL..............     12        798,053    4.2        61.8      952,000
Spartanburg, SC..........      3        385,600    2.0       372.7    2,597,500
                             ---     ----------  -----     -------   ----------
 Total...................    258     19,090,053  100.0%    1,815.4   19,582,000
                             ===     ==========  =====     =======   ==========

--------
(1) Based upon the Company's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure. There can be no assurance that the Company's estimate of development potential will be realized.

                                  THE OFFERING

Common Stock offered hereby................ 3,200,000 shares of Common Stock
Common Stock to be outstanding after the
 Offering.................................. 22,355,453 shares of Common Stock (1)
Use of proceeds............................ To repay approximately $67.0 million
                                            (approximately $81.8 million assuming the
                                            Underwriters' over-allotment option is
                                            exercised in full) of borrowings under the
                                            Credit Facility, which amounts have been
                                            incurred to fund the Company's development and
                                            acquisition activities, and to repay
                                            approximately $31.2 million of mortgage
                                            indebtedness.
NYSE symbol................................ "WKS"

--------
(1) Based on shares of Common Stock outstanding on March 31, 1997. Includes 5,057,836 shares of Common Stock issuable upon the exchange of Units. Excludes an aggregate of approximately 746,000 shares of Common Stock issuable upon the exercise of options granted to directors, executive officers, management and staff, and an aggregate of approximately 165,000 shares of Common Stock available as of March 31, 1997 for future grants pursuant to the Company's Incentive Stock Plan.

                    SELECTED FINANCIAL AND OTHER INFORMATION

  The following table sets forth the Company's consolidated selected financial and operating information for the years ended December 31, 1996 and 1995, and for the period from August 24, 1994 to December 31, 1994; and the combined selected financial and operating information of Weeks Group, the predecessor to the Company, for the period from January 1, 1994 to August 23, 1994. The Company's selected balance sheet data is presented as of December 31, 1996 and 1995. This information should be read in conjunction with all of the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                      WEEKS CORPORATION             WEEKS GROUP(1)
                          ----------------------------------------- --------------
                           YEAR ENDED    YEAR ENDED    AUG. 24 TO     JAN. 1 TO
                          DEC. 31, 1996 DEC. 31, 1995 DEC. 31, 1994 AUG. 23, 1994
                          ------------- ------------- ------------- --------------
                                (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
OPERATING DATA:
Rental revenues.........    $ 48,162      $ 31,217       $ 8,144       $ 10,937
Total revenues..........      53,883        35,271         9,312         16,538
Property operating,
 maintenance and real
 estate tax expenses ...      10,750         6,896         1,714          2,721
Depreciation and amorti-
 zation.................      13,474         8,177         2,098          2,920
Interest expense........      11,779         8,106         1,958          6,682
Amortization of deferred
 financing costs........         864           691           252            322
General and administra-
 tive expenses..........       3,039         1,848           472          1,514
Interest income.........         492           334           224            --
Equity in earnings of
 unconsolidated enti-
 ties...................       1,340         1,220           692             91
Income before minority
 interests and
 extraordinary loss.....      15,809        11,107         3,734            516
Net income..............      12,745         8,426           798            516
Net income per share....    $   1.11      $   1.03       $  0.10       $    --
Weighted average shares
 outstanding............      11,512         8,171         7,675            --

                                                     DEC. 31, 1996 DEC. 31, 1995
                                                     ------------- -------------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Investment in real estate before accumulated depre-
 ciation...........................................    $592,841      $319,763
Net investment in real estate......................     551,372       289,874
Total assets.......................................     591,849       320,441
Total indebtedness.................................     296,975       147,305
Shareholders' equity...............................     213,711       132,949

                                      WEEKS CORPORATION             WEEKS GROUP(1)
                          ----------------------------------------- --------------
                           YEAR ENDED    YEAR ENDED    AUG. 24 TO     JAN. 1 TO
                          DEC. 31, 1996 DEC. 31, 1995 DEC. 13, 1994 AUG. 23, 1994
                          ------------- ------------- ------------- --------------
                                (IN THOUSANDS, EXCEPT NUMBER OF PROPERTIES)
OTHER DATA:
Cash provided by (used
 in):
 Operating activities...    $  28,031     $  18,678     $  3,954       $  2,769
 Investing activities...     (120,323)     (117,127)     (38,148)       (14,953)
 Financing activities...       91,570        93,097       40,352         12,229
Funds from opera-
 tions(2)(3)............       29,323        19,307        5,832            --
Funds from operations
 attributable to the
 Company's
 shareholders(2)(3)(4)..       23,640        14,662        4,359            --
Total square feet of
 stabilized and In-
 service Properties(5)..       12,976         8,862        5,318            --
Number of stabilized and
 In-service
 Properties(5)..........          188           134           78            --

--------
(1) On August 24, 1994, the Company completed a business combination and the IPO. As a result of these transactions, the Company and its subsidiaries succeeded to substantially all of the interests in certain land and industrial and suburban office buildings under common ownership and control and to the development, construction, landscape and property management businesses of the predecessor entities to the Company, reflected above as the "Weeks Group."
(2) The Company believes that funds from operations provides an additional indicator of the financial performance of the Company. "Funds from operations" is defined by the National Association of Real Estate Investment Trusts ("NAREIT") to mean net income (loss) determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. Funds from operations does not represent cash flow from operating, investing and financing activities as defined by GAAP. Additionally, funds from operations does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity. Funds from operations presented herein under the NAREIT guidelines is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's funds from operations is comparable to the funds from operations of real estate companies that use the current NAREIT definition.
(3) Effective for the year ended December 31, 1996, the Company implemented the new guidelines issued by NAREIT in 1995 for calculating funds from operations. The primary difference between the Company's funds from operations under the new guidelines and prior years is that the Company now reduces reported funds from operations for the amortization of deferred financing costs and recognizes rental income for the purposes of computing funds from operations on a "straight-line" basis. Previously reported funds from operations were $20,017,000 and $6,115,000, and funds from operations attributable to the Company's shareholders were $15,201,000 and $4,571,000, for the year ended December 31, 1995 and for the period from August 24, 1994 to December 31, 1994, respectively.
(4) Represents the Company's share of funds from operations, net of amounts attributable to minority interests.
(5) At period end.

                                  THE COMPANY

  The Company is a publicly traded REIT that is one of the largest developers, owners and operators of institutional-quality industrial and suburban office Properties in metropolitan Atlanta and the Southeast. The Company recently completed acquisitions of Properties and the related operations of industrial and suburban office real estate companies in Nashville, Tennessee and the Research Triangle area of North Carolina, and opened and staffed its office in Orlando, Florida.

                              RECENT DEVELOPMENTS

ACQUISITIONS

  Since January 1, 1996, the Company has acquired 51 industrial and suburban office Properties with a total of approximately 3.7 million square feet, and with a total cost, including acquisition related costs and expenses, of approximately $219.4 million. These acquisitions allowed the Company to establish a significant presence in Nashville, Tennessee and the Research Triangle area of North Carolina and to enhance its market position in metropolitan Atlanta, while maintaining the overall quality of its portfolio of Properties. In addition, the Company has agreed to acquire 34 industrial and suburban office Properties totaling approximately 2.0 million square feet and with a total cost, including acquisition related costs and expenses, of approximately $117.3 million. The Company currently expects that these pending Property acquisitions will produce an average unleveraged return, as defined above, of approximately 10.4% during the initial 12 months following their respective closing dates. See "Prospectus Supplement Summary--Recent Developments--Development and Acquisition Activities" and "--Acquisition and Development Risks." The Company's completed and pending acquisition transactions are discussed below.

 ACQUISITIONS COMPLETED SINCE JANUARY 1, 1996

  The following table contains information regarding the Company's Properties acquired since January 1, 1996.

                 ACQUISITIONS--COMPLETED SINCE JANUARY 1, 1996

                                                TOTAL
MARKET/                    PROPERTY NUMBER OF  SQUARE   ACQUISITION OCCUPANCY   COST
PROPERTY OR BUSINESS PARK  TYPE(1)  BUILDINGS   FEET       DATE      RATE(2)   (000S)  MAJOR LESSEES
-------------------------  -------- --------- --------- ----------- --------- -------- -------------
ATLANTA
 Northwoods(3)                   O       1       30,768   Apr-96       100%   $  2,602 ISI Systems, Nurse on
                                                                                       Call
 Park Creek                      S       2      103,477   Jun-96       100       6,655 Whirlpool, Contel
 Northwoods                   D, S       9      394,657   Aug-96       100             Kraft General Foods,
                                                                                       Schlumberger Industries,
                                                                                       Rugby Group
 Northwest Business              S       2      139,129   Aug-96        98      30,845 Blockbuster Music, Aaron
  Center                                                                               Rents
 6525 Jimmy Carter               D       1       92,735   Aug-96       100             Computer Communications
  Blvd.                                                                                Specialists
NASHVILLE--
 NWI ACQUISITION
 Airpark Business          S, D, B      11      897,192   Nov-96        92             Airborne Freight, Nippon
  Center(4)                                                                            Express
 Brentwood South                                                                71,097 Service Merchandise,
  Business                       D       6      504,264   Nov-96        99             UPS,
  Center(4)                                                                            Matrix Exhibits
 Aspen Grove Business            D       1      127,285   Mar-97        94             AT&T Resource Management
  Center(4)(5)
 Four-Forty Business             B       1      165,902   Mar-97        90      12,498 UPS, Ingersoll Rand
  Center(4)(5)
RESEARCH TRIANGLE--
LICHTIN ACQUISITION
 Perimeter Park(6)               S       1       50,231   Dec-96       100             Radian, Medaphis
 Perimeter Park                  O       4      276,645   Dec-96        97             Intersolv, Rhone-
  West(6)                                                                              Poulenc, AT&T
 Interchange Plaza(6)            O       2      107,121   Dec-96       100             360(degrees)
                                                                                       Communications, DSA
                                                                                       Atlantic
 Enterprise Center(6)            S       2      210,741   Dec-96       100      90,461 Tekelec, Zevatech
 Metro Center(6)                 D       3      272,427   Dec-96        99             Northern Telecom,
                                                                                       Baxter, Burnham
 Woodlake Center(6)              D       1      108,000   Dec-96       100             R.R. Donnelley & Sons
                                                                                       Co.
 6501 Weston                     O       1       93,351   Dec-96        86             GTE Mobilnet, Burnham
  Parkway(6)
 Research Triangle               D       3      154,341   Jan-97        69       5,200 Emco-Wheaton, Burnham
  Industrial
  Center(6)(7)
                                       ---    ---------                ---    --------
                                        51    3,728,266                 95%   $219,358
                                       ===    =========                ===    ========

--------
 (1) B=bulk warehouse; D=business distribution; S=business service; and O=suburban office.

 (2) Occupancy Rate for completed Properties is as of December 31, 1996.

 (3) Cost includes reserve for refurbishment costs.

 (4) Cost includes a portion of total estimated transaction costs of the NWI acquisition of approximately $1.6 million.

 (5) Occupancy Rate of recently completed and leased Property as of April 17, 1997.

 (6) Cost includes a portion of total estimated transaction costs of the Lichtin acquisition of approximately $1.2 million.

 (7) As of April 17, 1997, a lease had been executed which increased the Occupancy Rate of this Property to 100%.

  NWI Acquisition. On November 1, 1996, the Company acquired 17 Properties totaling approximately 1.4 million square feet located in Nashville, Tennessee for aggregate acquisition consideration of approximately $71.1 million, comprised of the issuance of 1,100,752 Units, the assumption of approximately $42.0 million of mortgage indebtedness, and cash transaction costs of approximately $1.6 million. The acquisition was consummated pursuant to certain acquisition agreements by and among the Company and NWI Warehouse Group, L.P., a Tennessee limited partnership, and its affiliates ("NWI"). The acquisition agreements provided for NWI to combine its property portfolio, management team and related business operations with and into the Company. NWI's two principals, John W. Nelley, Jr., and Albert W. Buckley, Jr., joined the Company as members of senior management, and all of NWI's 14 other employees have been employed by the Company. Mr. Nelley also became a member of the Company's Board of Directors. Since the initial closing, the Company has also acquired approximately 45 net usable acres of undeveloped land for aggregate acquisition consideration of approximately $6.3 million, including reimbursement of certain infrastructure improvements, comprised of 251,509 Units. The Company also has acquired two recently completed and leased industrial Properties totaling approximately 293,000 square feet, for aggregate acquisition consideration of approximately $12.5 million, comprised primarily of 501,488 Units.

  Lichtin Acquisition. On December 31, 1996, the Company acquired 14 Properties totaling approximately 1.1 million square feet located in the Research Triangle area of North Carolina for aggregate acquisition consideration of approximately $90.5 million and also acquired approximately 37 net usable acres of undeveloped land and options to acquire an additional 177 acres for aggregate acquisition consideration of approximately $3.3 million. The aggregate acquisition consideration of approximately $93.8 million consisted of 282,178 shares of Common Stock, 565,459 Units, approximately $47.6 million of assumed mortgage indebtedness, the assumption and immediate repayment through borrowings under the Credit Facility of approximately $15.0 million of indebtedness, approximately $8.6 million of cash, and cash transaction costs of approximately $1.2 million. The acquisition was consummated pursuant to certain acquisition agreements by and among the Company, Lichtin Properties, Inc., a North Carolina corporation, and certain partnerships and other entities owned or controlled by Lichtin ("Lichtin"). The acquisition agreements provided for Lichtin to combine its property portfolio, management team and business operations with and into the Company. Harold S. Lichtin, the sole shareholder of Lichtin, joined the Company as a member of senior management, and all of Lichtin's approximately 50 other employees have been employed by the Company. Mr. Lichtin also became a member of the Company's Board of Directors. Effective January 31, 1997, the Company acquired 3 additional Properties from Lichtin totaling approximately 154,000 square feet for aggregate acquisition consideration of approximately $5.2 million, consisting of 55,778 Units and approximately $3.8 million of assumed mortgage indebtedness. The Company also acquired an additional approximately 5 net usable acres of undeveloped land for aggregate acquisition consideration of approximately $1.0 million, consisting of 15,380 Units and the assumption and immediate repayment through borrowings under the Credit Facility of approximately $610,000.

  In order to maintain an independent majority following the appointments of Messrs. Nelley and Lichtin to the Board of Directors, the Company intends to add two additional directors. One such additional independent director, William Cavannaugh III, President and Chief Executive Officer of Carolina Power & Light Company, has been nominated for election to the Board of Directors by the Company's shareholders at the Company's Annual Meeting of Shareholders to be held May 21, 1997. See "Management." The Company anticipates filling the remaining vacancy with an additional independent director in 1997.

 PENDING ACQUISITIONS

  The following table contains information regarding the Company's Properties currently under agreement to acquire.

                   ACQUISITIONS--UNDER AGREEMENT TO ACQUIRE


MARKET/                                       TOTAL    ESTIMATED            ESTIMATED
PROPERTY OR BUSINESS     PROPERTY NUMBER OF  SQUARE   ACQUISITION OCCUPANCY   COST
PARK                     TYPE(1)  BUILDINGS   FEET      DATE(2)     RATE    (000S)(3) MAJOR LESSEES
--------------------     -------- --------- --------- ----------- --------- --------- -------------
ATLANTA
 Northwest Business        S,D         8      239,672   Jun-97        97%             Dover Elevator, LABCOR
  Center(4)(5)                                                              $ 29,600
 Franklin                  S,D         9      306,321   Jun-97        96              Tridom, Riverwood
  Forrest(4)(5)                                                                       International
                                                                                      Corporation
NASHVILLE--NWI
 ACQUISITION
 Airpark Business
  Center
  Bldg. XII(6)(7)(8)         B         1      156,830     3Q97        65       7,610  Molecular Systems Labs,
                                                                                      Harman Int'l Industries
  Bldg. X(6)(7)(8)           D         1      106,122     1Q98         0       6,439  N/A
 Aspen Grove Business
  Center
  Bldg. II(6)(7)(8)          D         1      106,358     3Q97        20       5,366  BellSouth Mobility
  Bldg. V(6)(7)(8)           D         1      160,848     1Q98         0       6,829  N/A
ORLANDO
 100 Technology              S         1       60,711   Apr-97        70       3,352  Stromberg Carlson
  Park(5)(6)
RESEARCH TRIANGLE--
 LICHTIN ACQUISITION
 1000 Perimeter              S         1       56,436   Jul-97        96       3,000  Healthsource
  Park(4)(9)
 Northern Telecom            S         6      370,734   Jul-97       100      23,700  Northern Telecom
  Properties(4)(9)
 1100 Perimeter Park         S         1       84,950   Aug-97        74       5,200  Coram Healthcare
  West(4)(9)
 Perimeter Park              O         1       55,636     1Q98        70       6,000  BE&K Engineering of
  West(6)(8)(9)                                                                       North Carolina
 Enterprise                  S         1       70,848     1Q98        69       5,560  Apria Healthcare
  Center(6)(8)(9)
 Woodlake                    D         1       97,200     1Q98        58       3,540  Time Warner
  Center(6)(8)(9)                                                                     Entertainment
 Regency                     O         1      100,000     2Q98        49      11,120  Sprint
  Forest(6)(8)(9)
                                     ---    ---------                ---    --------
                                      34    1,972,666                 70%   $117,316
                                     ===    =========                ===    ========

-------
 (1) B=bulk warehouse; D=business distribution; S=business service; and O=suburban office.

 (2) Estimated acquisition date represents the estimated closing date of the acquisition of such Property under the terms of the applicable agreements, as discussed under "--Acquisitions" above.

 (3) Estimated cost is based upon a number of factors, as discussed under "-- Acquisitions" above. There can be no assurance that the total cost of any of these Properties will not exceed the relevant estimate.

 (4) Occupancy Rate for completed Properties is as of December 31, 1996.

 (5) Cost includes reserve for refurbishment and re-leasing costs.

 (6) Occupancy Rate is as of April 17, 1997.

 (7) Cost includes a portion of total estimated transaction costs of the NWI acquisition of approximately $1.6 million.

 (8) Property under development or in lease-up.

 (9) Cost includes a portion of total estimated transaction costs of the Lichtin acquisition of approximately $1.2 million.

  NWI Acquisition. As part of the NWI acquisition, the Company also has agreed to acquire 4 additional industrial Properties totaling approximately 530,000 square feet currently under development. The acquisition of each of these 4 Properties is expected to be completed upon the earlier of (i) the substantial lease-up of the Property or (ii) March 31, 1998, for a combination of Units and the assumption of construction indebtedness. In addition, the Company has agreed to acquire, in staged acquisitions through the year 2003, approximately 105 net usable acres of undeveloped land for Units, the assumption of indebtedness or cash, or a combination thereof.

  Based upon currently available information, the Company estimates the aggregate acquisition consideration for the 4 Properties under development will total approximately $26.2 million and for the undeveloped land will total approximately $8.6 million. The aggregate acquisition consideration for the 4 Properties under development and the undeveloped land will be based upon a number of factors, including the outstanding balance of assumed indebtedness and the projected property operating income (as defined in the applicable acquisition agreements) of the applicable Property under development or, in certain instances, the buildings that are developed in the future on certain portions of the undeveloped land. One or more of these factors may vary from the Company's current expectations prior to consummation of these acquisitions. The Company has assumed development management responsibilities for tenant finish improvements for each of the 4 Properties under development. Closing of the acquisitions of the 4 Properties under development and the undeveloped land is subject to certain closing conditions, including updating the Company's due diligence procedures, and there is no assurance that these acquisitions will be consummated.

  Lichtin Acquisition. As part of the Lichtin acquisition, the Company also has agreed to acquire 2 completed Properties totaling approximately 141,000 square feet, and 6 completed Properties totaling approximately 371,000 square feet leased to Northern Telecom Ltd. ("Northern Telecom") under leases that contain early termination options at June 30, 1998 and June 30, 2001, in each case subject to twelve months' advance written notice. If Northern Telecom does not exercise the first of these early termination options, the Company intends to acquire these 6 Properties on July 1, 1997, for a combination of cash, Units and the assumption of indebtedness; otherwise the acquisition of these Properties will be delayed until (i) they are substantially re-leased or
(ii) June 30, 2000, whichever is earlier.

  In addition, the Company has agreed to acquire from Lichtin 4 Properties totaling approximately 324,000 square feet currently under development. The Company expects to complete the acquisition of each of these 4 Properties upon the earlier of (i) the substantial lease-up of the Property or (ii) June 30, 1998, for a combination of cash, Units and the assumption of construction indebtedness. The Company has also agreed to acquire from Lichtin approximately 59 net usable acres of undeveloped land in a staged acquisition over a period of approximately four years, which four year period may be extended by one year if Northern Telecom exercises the first of its early termination options discussed above. Consideration for this undeveloped land is expected to consist of Units.

  Based upon currently available information, the Company estimates that the aggregate acquisition consideration for the 8 completed Properties and the 4 Properties under development to be acquired in future phases of the Lichtin acquisition is expected to be approximately $58.1 million. Consideration for the 59 net usable acres of undeveloped land will be approximately $7.4 million. The actual amount of the acquisition consideration relating to the 4 Properties under development and the 6 Properties leased to Northern Telecom will be based upon a number of factors, including the outstanding balance of assumed indebtedness at the time of acquisition and the projected net operating income (as defined in the applicable acquisition agreements) of each such Property. The Company has assumed development management responsibilities for each of the 4 Properties under development and management and leasing responsibilities for the 8 completed Properties. Closing of the acquisitions of the 4 Properties under development, the 8 completed Properties and the undeveloped land is subject to certain closing conditions, including updating the Company's due diligence procedures, and there is no assurance that these acquisitions will be consummated.

  Northwest Business Center/Franklin Forest Acquisition. The Company recently agreed to acquire 8 business distribution Properties totaling approximately 350,000 square feet and 9 business service Properties totaling approximately 196,000 square feet in two business parks--Northwest Business Center and Franklin Forest--located in the northwest submarket of metropolitan Atlanta. These Properties, which were constructed in 1982 and 1983, had an average Occupancy Rate at December 31, 1996 of 96.3%. The Properties are leased to 73 tenants, among the largest of which are Tridom Corporation (a subsidiary of AT&T), Riverwood International Corporation and American Home Care. The total estimated cost of the Properties is expected to be approximately $29.6 million, payable in cash, including amounts to be incurred for refurbishments. Upon closing, this acquisition will increase the Company's portfolio of Properties in the northwest submarket of metropolitan Atlanta from approximately 830,000 square feet to approximately 1.4 million square feet. This submarket was one of the four most active, in terms of net absorption, in metropolitan Atlanta in 1996. In August 1996, the Company purchased 2 Properties in Northwest Business Center as part of a separate transaction. Closing of the Northwest Business Center/Franklin Forest acquisition, currently estimated to occur in June 1997, is subject to certain closing conditions, including the completion of remaining due diligence, and there is no assurance that the acquisition will be consummated.

  100 Technology Park Acquisition. The Company recently agreed to acquire an approximately 61,000 square foot business service building at 100 Technology Park in the Lake Mary area of north Orlando. The Property was built in 1986, and the Occupancy Rate of the Property as of the date of this Prospectus Supplement is 70.3%. The total cost of the Property is expected to be approximately $3.4 million, payable in cash, including amounts to be incurred for refurbishments and to re-lease the existing vacant space. This acquisition represents the Company's initial expansion into the Lake Mary submarket of Orlando, an area of recent residential, commercial and retail growth. Closing of the acquisition, currently estimated to occur in late April 1997, is subject to certain closing conditions, including the completion of remaining due diligence, and there is no assurance that the acquisition will be consummated.

DEVELOPMENT

  Since January 1, 1996, the Company has stabilized 13 industrial Properties and 2 Property expansions with a total of approximately 1.6 million square feet and a total estimated cost of approximately $52.9 million. As of April 17, 1997, these completed and stabilized Properties and the 2 Property expansions were 100% leased. In addition, the Company currently has 27 industrial and suburban office Properties and one industrial Property expansion under development totaling approximately 3.0 million square feet, with a total estimated cost of approximately $164.9 million. As of April 17, 1997, these Properties under development are leased or pre-leased an average of approximately 43%. The Company currently expects that the Properties under development will produce an average unleveraged return, as defined above, of approximately 11.2% during the initial 12 months following their respective stabilization dates. See "Prospectus Supplement Summary--Recent Developments-- Development and Acquisition Activities" and "--Acquisition and Development Risks."

  The following tables contain information regarding the Company's Properties stabilized since January 1, 1996 and currently under development or in lease-up.

            DEVELOPMENT PROPERTIES STABILIZED SINCE JANUARY 1, 1996

                                                                                    TOTAL
MARKET/                     PROPERTY  SQUARE   COMPLETION STABILIZATION  PERCENT    COST
PROPERTY AND BUSINESS PARK  TYPE(1)    FEET     DATE(2)      DATE(3)    LEASED(4) (000S)(5) MAJOR LESSEES
--------------------------  -------- --------- ---------- ------------- --------- --------- -------------
MULTI-TENANT
ATLANTA
 3905 Steve Reynolds            D       64,800   Jun-95      Mar-96        100%    $ 2,561  Back Street, Arch
  Blvd.                                                                                     Aluminum & Glass Co.,
  Gwinnett Pavilion                                                                         PrimeSource
 2775 Horizon Ridge Ct.         B      223,219   Jan-96      May-96        100       7,227  Fisher Scientific
  Horizon
 2660 Pinemeadow Ct.            B      104,000   Jul-96      Oct-96        100       3,076  Rockwell International,
  Pinebrook                                                                                 Atlanta Precision
                                                                                            Molding
 3130 No. Berkeley Lake         B      240,000   Jan-96      Jan-97        100       5,640  Siemens Energy &
  Rd.                                                                                       Automation
  Berkeley Lake
 2780 Horizon Ridge Ct.         B      222,643   Oct-96      Jan-97        100       6,104  Best Buy
  Horizon
ORLANDO
 8249 Parkline Blvd.(6)         D       33,600   Dec-95      Aug-96        100       1,974  Hellman International,
  Airport Commerce Ctr.                                                                     Invetech Co.
 2500 Principal Row             B      140,015   Sep-96      Sep-96        100       4,790  General Medical Corp.
  Orlando Central Park
SPARTANBURG
 170 Parkway West               B       96,000   Dec-95      Aug-96        100       2,810  European Textile, United
  Hillside                                                                                  Health Care, Cryovac
 190 Parkway West               D       92,400   Jan-97      Mar-97        100       2,799  BMG Music
  Hillside
                                     ---------                             ---     -------
  SUBTOTAL MULTI-TENANT              1,216,677                             100      36,981
                                     ---------                             ---     -------
BUILD-TO-SUIT
ATLANTA
 7250 McGinnis Ferry Rd.        D       70,600   Jan-96      Feb-96        100%    $ 4,429  GE-Hitachi HVB
  Johns Creek
 3290 Summit Ridge Pkwy.        B      100,800   Jan-97      Jan-97        100       2,804  Central Garden & Pet
  Berkeley Lake
 4020 Steve Reynolds            D       44,260   Jan-97      Jan-97        100       2,174  Pike Nurseries
  Blvd.
  Gwinnett Pavilion
 240 Northpoint Pkwy.           B       95,100   Feb-97      Feb-97        100       2,796  Auto-Lok (expansion)
  Northpoint
ORLANDO
 1630 Prime Ct.(6)              D       43,200   Aug-96      Sep-96        100       1,870  SIG Logistics and Bakery
  Airport Commerce Ctr.                                                                     Express
SPARTANBURG
 285 Parkway East               B       57,600   Jul-96      Jul-96        100       1,807  Sally Foster (expansion)
  Hillside
                                     ---------                             ---     -------
  SUBTOTAL BUILD-TO-SUIT               411,560                             100      15,880
                                     ---------                             ---     -------
                                     1,628,237                             100%    $52,861
                                     =========                             ===     =======

                 PROPERTIES UNDER DEVELOPMENT OR IN LEASE-UP(7)

                                                                             PERCENT  ESTIMATED
                                         ESTIMATED ESTIMATED    ESTIMATED   LEASED OR   TOTAL
MARKET/                         PROPERTY  SQUARE   COMPLETION STABILIZATION   PRE-      COST
PROPERTY AND BUSINESS PARK      TYPE(1)   FEET(8)   DATE(2)      DATE(3)    LEASED(4) (000S)(5) MAJOR LESSEES
--------------------------      -------- --------- ---------- ------------- --------- --------- -------------
MULTI-TENANT
ATLANTA
 5195 Southridge Pkwy.(9)(10)       D      60,000    Sep-95      May-97          0%    $2,758   N/A
 Southridge
 5149 Southridge Pkwy.(9)(10)       D      46,800    Feb-96      Jun-97         64      2,497   Burlington Air Express
  Southridge                                                                                    (expansion)
 5025 Derrick Jones Rd.(10)(11)     D      89,600    Apr-96      Apr-97        100      4,458   Professional Sales
  Southridge                                                                                    Group, Dedicated
                                                                                                Transportation, AIT
                                                                                                Freight Systems
 3240 Town Point Dr.(10)            D     140,400    Sep-96      Sep-97         77      5,585   The Barco Group,
  Town Point                                                                                    Commodore Separation
                                                                                                Tech.
 1335 Northmeadow Pkwy.(10)(11)     S      89,150    Nov-96      Nov-97         82      6,950   Evans Technology, UPS,
  Northmeadow                                                                                   Visiting Nurse Health
                                                                                                Systems, Pioneer,
                                                                                                Checkmate Electronics
 250 Hembree Park Dr.(10)(11)       D      94,500    Nov-96      Nov-97         27      4,942   Paul Davis Systems,
                                                                                                Roadtrac
 Northmeadow
 3280 Summit Ridge Pkwy.(10)        B     173,360    Feb-97      Feb-98         61      4,999   Professional Book Dist.,
  Berkeley Lake                                                                                 Public Storage
 120 Declaration Dr.(10)            B     301,200    Mar-97      Oct-97         70      7,841   Appleton Papers
 Liberty Distribution Center
 3805 Crestwood Pkwy.(10)           O     105,295    Mar-97      Mar-98         85     10,646   Det Norske Veritas,
  Crestwood Pointe                                                                              Optrex, Summit Group,
                                                                                                Paccar Financial,
                                                                                                Astronet
 1750 Beaver Ruin Rd.(10)           S      67,600    Apr-97      Feb-98         66      4,860   Liberty Mutual Insurance
 Gwinnett Park
 11390 Old Roswell Rd.(11)          S      47,600    Jun-97      Jun-98          0      3,527   N/A
 Northmeadow
 250 Horizon Drive                  B     267,619    Aug-97      Aug-98          0      7,661   N/A
 Horizon
 Eastside Pkwy.(12)                 D      80,000    Oct-97      Oct-98          0      3,500   N/A
 The Business Park at
 Sugarloaf
 Crestwood Pkwy.                    O     105,295    Mar-98      Mar-99          0     11,109   N/A
 Crestwood Pointe
 2550 Northwinds Parkway            O     149,797    Jan-98      Jan-99          0     16,169   N/A
 Northwinds
ORLANDO
 1629 Prime Ct.                     D      43,200    Jan-97      Jan-98         56      2,416   JD Group, Rocap
 Airport Commerce Center
 2490 Principal Row                 B     101,800    Apr-97      Apr-98         25      3,491   Greenmount Storage
 Orlando Central Park
 Celebration Blvd.                  S      58,702    Oct-97      Oct-98          0      4,879   N/A
 Celebration

           PROPERTIES UNDER DEVELOPMENT OR IN LEASE-UP (CONTINUED)(7)

                                                                               PERCENT
                                           ESTIMATED ESTIMATED    ESTIMATED   LEASED OR
 MARKET/                          PROPERTY  SQUARE   COMPLETION STABILIZATION   PRE-     ESTIMATED TOTAL
 PROPERTY AND BUSINESS PARK       TYPE(1)   FEET(8)   DATE(2)      DATE(3)    LEASED(4)  COST (000S)(5)   MAJOR LESSEES
 --------------------------       -------- --------- ---------- ------------- ---------  ---------------  -------------
 MULTI-TENENT (CONTINUED)
 NASHVILLE
  736 Melrose Avenue                  D      103,400   Sep-97      Sep-98          0%       $  5,454       N/A
   Four-Forty Business Center
  3300 Briley Park Blvd. South        B      194,750   Oct-97      Oct-98          0           6,374       N/A
   Nashville Business Center
 RESEARCH TRIANGLE
  Enterprise IV                       S      146,250   Jan-98      Jan-99          0           9,166       N/A
   Enterprise Center
  1700 Perimeter Park Drive           O       81,000   Jan-98      Jan-99          0           7,947       N/A
   Perimeter Park West
                                           ---------                             ---        --------
     SUBTOTAL MULTI-TENANT                 2,547,318                              32         137,229
                                           ---------                             ---        --------
 BUILD-TO-SUIT
 ATLANTA
  2555 Northwinds Pkwy.               O       64,981   Jun-97      Jun-97        100%       $  8,561       DeVry
   Northwinds
  5755 Peachtree Ind. Blvd.           O       50,000   Sep-97      Sep-97        100           4,615       IKON Office Solutions
   IKON Campus
  5765 Peachtree Ind. Blvd.           D       60,000   Sep-97      Sep-97        100           3,913       IKON Office Solutions
   IKON Campus
  5775 Peachtree Ind. Blvd.           D       60,000   Sep-97      Sep-97        100           3,194       IKON Office Solutions
   IKON Campus
  2850 Eastside Parkway(13)           D       86,000   Dec-97      Dec-97        100           2,938       Data General
   The Business Park at Sugarloaf
 ORLANDO
  2435 Principal Row                  B      126,818   Sep-97      Sep-97        100           4,464       U.S. Office Products
   Orlando Central Park
                                           ---------                             ---        --------
     SUBTOTAL BUILD-TO-SUIT                  447,799                             100          27,685
                                           ---------                             ---        --------
                                           2,995,117                              43%       $164,914
                                           =========                             ===        ========

--------
Footnotes to Development Tables:
(1) B=bulk warehouse; D=business distribution; S=business service; and O=suburban office.

(2) Represents actual or estimated shell completion of the Property. With respect to Properties under development or in lease-up, there can be no assurance that the building will be completed by the estimated completion date.

(3) Represents the actual or estimated stabilization date of the Property. Properties are considered stabilized for financial reporting purposes upon the earlier of substantial lease-up or one year after shell completion. There can be no assurance that the Property will reach stabilization by the estimated stabilization date.

(4)  As of April 17, 1997.

(5) The total actual or estimated cost information presented includes the Company's estimate of the fair market value of any development land used in the development and capitalized costs through the development stabilization date. With respect to Properties under development or in lease-up, there can be no assurance that the actual cost of a building will not exceed the estimate.

(6) The Company developed this project in a joint venture and acquired the Property upon its reaching substantial lease-up.

(7) Does not include development Properties under agreement to acquire from NWI or Lichtin. See "--Acquisitions."

(8)  Actual leasable square feet may vary upon completion.

(9) The Company is the developer for the joint ventures that own these Properties and in which the Company currently has interests ranging from 2.5% to 5.0%. The Company has options to purchase these Properties upon stabilization, as defined in the joint venture agreements.

(10) Shell completed; interior finish to be completed.

(11) The Company is the developer of this Property, has an option to purchase the Property upon stabilization and can be required by the owner to purchase the Property after completion.

(12) Sugarloaf Properties Inc., an unrelated third party, has an option to participate in 50% of the development and operations of this Property, although it has not yet indicated whether it intends to do so. Figures are based on 100% of the estimated cost.

(13) Sugarloaf Properties Inc., an unrelated third party, has exercised its option to participate in 50% of the development and operations of this Property. Figures are based on 50% of the estimated cost.

ACQUISITION AND DEVELOPMENT RISKS

  Subsequent to the IPO, the Company has acquired or has agreed to acquire 134 Properties totaling approximately 8.3 million square feet, an increase of approximately 146% in the size of the portfolio from the size at the time of the IPO. Acquisitions entail risks that (i) existing agreements to acquire Properties may fail to close, (ii) acquired Properties may not perform in accordance with management's expectations, including projected occupancy and rental rates, (iii) the senior executives and employees of an acquired business will not be successfully integrated into the Company, or (iv) the Company may have underestimated the cost of improvements required to bring an acquired Property up to standards established for the market position intended for that Property.

  The Company's expansion strategy involves both acquisitions and internal growth. Although the Company has successfully acquired Properties and effectively integrated their operations in the past, there can be no assurance that the Company will be able to continue to make successful acquisitions in the future or that any such acquisitions will be successfully integrated into the Company's operations. Furthermore, there can be no assurance that an acquisition will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such acquisition. There can be no assurance that the Company will be able to continue to operate an acquired business in a profitable manner.

  Subsequent to the IPO, the Company has commenced, and in many cases also completed, the development of 42 Properties and 4 Property expansions totaling approximately 5.1 million square feet, an increase of approximately 90% in the size of the portfolio from the size at the time of the IPO. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, risks that the project will not achieve anticipated occupancy levels or sustain anticipated rent levels, new project commencement risks such as the failure to obtain zoning, occupancy and other required governmental permits and authorizations, and the risk that development costs will be incurred in connection with projects that are not pursued to completion.

  The Company's ability to develop or acquire Properties is dependent upon its ability to obtain equity or debt financing. As of March 31, 1997, the Company had additional borrowing availability of approximately $51.2 million under the Credit Facility (approximately $118.2 million on a pro forma basis for the application of the net proceeds of the Offering as described in "Use of Proceeds," and approximately $133.0 million assuming the Underwriters' over-allotment option is exercised in full). The issuance of Common Stock in the Offering to obtain financing for the development or acquisition of Properties may result in a dilution of ownership for the existing shareholders. In addition, if cash flows generated from the investment of such net proceeds in Properties or otherwise are less than the distributions payable to such new shareholders, distributions to all shareholders would be adversely affected. When the Company finances its operations with debt, the Company expects that its Properties will generate cash flow adequate to service the indebtedness. However, if cash flow from the Properties decreases or if any Property owned by the Company requires significant unanticipated capital improvements, cash flow would be adversely affected.

PROPERTY SALE

  In April 1997, the Company closed the sale of a 96,000 square foot business distribution Property located at its Hillside business park in Spartanburg, South Carolina, to one of the Property's tenants. The Company believes that it will ultimately be able to reinvest the approximately $2.5 million of sale proceeds to produce a higher return than it would otherwise have achieved on the Property. The Company currently expects to complete a tax-deferred, like-kind exchange in connection with the sale of this Property and the acquisition of 100 Technology Park discussed under "--Acquisitions--Pending Acquisitions" above.

                            BUSINESS AND PROPERTIES

  The Company's portfolio is comprised of 258 Properties totaling approximately 19.1 million square feet, including 61 Properties and one Property expansion (totaling approximately 5.0 million square feet) under development and/or under agreement to acquire. See "Recent Developments-- Acquisitions" and "--Development." The Company currently manages, or expects to manage upon completion or acquisition, all of the Properties. Industrial Properties represent approximately 91% of the square footage of all of the Properties, and suburban office Properties represent approximately 9%. The average Occupancy Rate of the Company's In-service Properties was 96.2% at December 31, 1996 and was 96.3% at March 31, 1997.

  With its recent acquisitions in Nashville and the Research Triangle, and with the continued expansion of its activities in Orlando, the Company has reduced its concentration of Properties in metropolitan Atlanta to 68.4% (based on square footage and pro forma to include the Properties under development and/or under agreement to acquire) from 92.9% at December 31, 1995 (calculated on the same basis on that date). In addition, the Company has significantly increased its tenant base and reduced its exposure to any single tenant. At December 31, 1996, the Company's In-service Properties were leased to 560 tenants, and the Company's largest tenant represented 3.8% of the Company's total Annualized Base Rent. This compares to 351 tenants at December 31, 1995, with the Company's largest tenant representing 6.9% of the Company's total Annualized Base Rent on that date.

  The following table sets forth, as of the date of this Prospectus Supplement, the location and type of the 258 Properties by square feet, including the 61 Properties and one Property expansion (totaling approximately
5.0 million square feet) under development and/or under agreement to acquire.

                        LOCATION AND TYPE OF PROPERTIES
                               (BY SQUARE FEET)

                           BUSINESS     BULK     BUSINESS     TOTAL     SUBURBAN                       PERCENT
LOCATION                 DISTRIBUTION WAREHOUSE   SERVICE   INDUSTRIAL   OFFICE    RETAIL    TOTAL     OF TOTAL
--------                 ------------ ---------  ---------  ----------  ---------  ------  ----------  --------
Atlanta, GA.............  6,652,465   4,047,490  1,249,290  11,949,245  1,049,316  48,977  13,047,538    68.4%
Nashville, TN...........  1,583,705     585,471    353,775   2,522,951        --      --    2,522,951    13.2
Research
 Triangle, NC...........    631,968         --     990,190   1,622,158    713,753     --    2,335,911    12.2
Orlando, FL.............    370,718     368,633     58,702     798,053        --      --      798,053     4.2
Spartanburg, SC.........     92,400     293,200        --      385,600        --      --      385,600     2.0
                          ---------   ---------  ---------  ----------  ---------  ------  ----------   -----
 Total..................  9,331,256   5,294,794  2,651,957  17,278,007  1,763,069  48,977  19,090,053   100.0%
                          =========   =========  =========  ==========  =========  ======  ==========   =====
Percent of Total........       48.9%       27.7%      13.9%       90.5%       9.2%    0.3%      100.0%
                          =========   =========  =========  ==========  =========  ======  ==========

PROPERTY OCCUPANCY AND ANNUALIZED BASE RENT

  The following tables set forth the average Occupancy Rate of the Company's In-service Properties as of December 31, 1996. At that date, the Company owned 188 In-service Properties totaling approximately 13.0 million square feet.

                    OCCUPANCY RATE OF IN-SERVICE PROPERTIES
                            AS OF DECEMBER 31, 1996
                            (BY PROPERTY LOCATION)

      Atlanta, GA........................................................  96.5%
      Nashville, TN......................................................  94.9
      Research Triangle, NC..............................................  94.2
      Orlando, FL........................................................  96.1
      Spartanburg, SC.................................................... 100.0
                                                                          -----
        Total average....................................................  96.2%
                                                                          =====

                    OCCUPANCY RATE OF IN-SERVICE PROPERTIES
                            AS OF DECEMBER 31, 1996
                              (BY PROPERTY TYPE)

      Business distribution............................................... 96.7%
      Bulk warehouse...................................................... 98.3
      Business service.................................................... 91.6
                                                                           ----
        Total industrial average.......................................... 96.5
                                                                           ----
      Suburban office..................................................... 92.6
      Retail.............................................................. 96.1
                                                                           ----
        Total average..................................................... 96.2%
                                                                           ====

  The following tables set forth, as of December 31, 1996, the total Annualized Base Rent from leases in the Company's In-Service Properties, on a percentage basis by the location and type of Property.

                      PERCENTAGE OF ANNUALIZED BASE RENT
                            AS OF DECEMBER 31, 1996
                            (BY PROPERTY LOCATION)

      Atlanta, GA........................................................  71.4%
      Nashville, TN......................................................  10.0
      Research Triangle, NC..............................................  14.0
      Orlando, FL........................................................   2.7
      Spartanburg, SC....................................................   1.9
                                                                          -----
        Total............................................................ 100.0%
                                                                          =====

                      PERCENTAGE OF ANNUALIZED BASE RENT
                            AS OF DECEMBER 31, 1996
                              (BY PROPERTY TYPE)

      Business distribution..............................................  50.0%
      Bulk warehouse.....................................................  14.9
      Business service...................................................  15.1
                                                                          -----
        Total industrial.................................................  80.0
                                                                          -----
      Suburban office....................................................  19.4
      Retail.............................................................   0.6
                                                                          -----
        Total............................................................ 100.0%
                                                                          =====

THE COMPANY'S MARKETS

  The Company focuses its activities in what it believes are some of the fastest growing markets in the Southeast. According to First Union's September 1996 Regional Economic Review, "The Southeast has led the nation in corporate relocations and expansions during the 1990s. Over 7,500 factories have either been built or expanded in the Southeast over the past five years, accounting for four of every ten new and expanded plants in the country. The region has also attracted a disproportionate share of international investment, with over 550 new foreign-owned factories built over the past five years." As detailed below, since 1990, the Company's markets within the Southeast have also experienced greater percentage growth in employment and population than the United States as a whole.

                       EMPLOYMENT AND POPULATION GROWTH
                              (PERCENTAGE CHANGE)

                                                CUMULATIVE        CUMULATIVE
                                             EMPLOYMENT GROWTH POPULATION GROWTH
                                               1990-1996(1)      1990-1995(2)
                                             ----------------- -----------------
Atlanta, GA.................................       26.4%             15.3%
Nashville, TN...............................       23.0              10.6
Research Triangle, NC.......................       21.2              15.2
Orlando, FL.................................       22.4              12.2
Spartanburg, SC.............................       12.2               6.1
 U.S. Total.................................       10.7%              5.4%

--------
(1) Source: Bureau of Labor Statistics.
(2) Source: U.S. Census Bureau.

  Metropolitan Atlanta, Georgia. The Company was founded and is currently headquartered in metropolitan Atlanta and is one of metropolitan Atlanta's two largest industrial property owners. Metropolitan Atlanta's rapid growth in both employment and population is due in part to its role as a business and distribution center for the entire Southeast. The Company believes that metropolitan Atlanta has been successful attracting business relocations and expansions because of its educated workforce, high quality of life and well-developed transportation infrastructure.

  According the Jamison Research, Inc. ("Jamison"), which publishes data on metropolitan Atlanta's industrial and office real estate markets, the metropolitan area in 1996 recorded its third straight year of industrial net absorption in excess of 10 million square feet, and for the first quarter of 1997, industrial net absorption was 3.2 million square feet. Over the past five years, metropolitan Atlanta's industrial net absorption has totaled more than 50 million square feet. An increased supply of new multi-tenant industrial buildings, however, has recently resulted in a decrease in industrial occupancy in metropolitan Atlanta from 94.5% at December 31, 1995, to 93.5% at March 31, 1997.

  Also according to Jamison, metropolitan Atlanta's office market, exclusive of the downtown submarket, recorded net absorption of approximately 2.8 million square feet during 1996 and approximately 900,000 square feet during the first quarter of 1997. Occupancy, exclusive of the downtown submarket, has increased from 90.9% at December 31, 1995 to 92.2% at March 31, 1997. Development of new suburban office buildings has also increased recently. The Company believes that this new development activity has occurred in response to strong levels of demand.

  The Company's In-service Properties located in metropolitan Atlanta were comprised approximately 94% of industrial Properties and approximately 6% of suburban office Properties (based on square footage) at December 31, 1996 and had an average Occupancy Rate on that date of 96.5%. The Company believes that one of the reasons that the Occupancy Rate of its metropolitan Atlanta Properties is higher than the overall market is that it generally focuses its activities on the submarkets that are among the metropolitan area's strongest. According to Jamison, the major submarkets where the Company generally focuses its activities accounted for less than 50% of metropolitan Atlanta's approximately 400 million square feet of industrial and office space at December 31, 1996, but recorded more than 70% of the metropolitan area's total net absorption in 1996. The Company allocates its development activity in metropolitan Atlanta among all four of its primary industrial and suburban office Property types and among a number of distinct submarkets, based on its own determination of supply and demand conditions.

  Nashville, Tennessee. The Company entered the Nashville market in November 1996, with its acquisition of NWI. See "Recent Developments--Acquisitions". The Company's decision to expand into Nashville was based in part on Nashville's economic diversity, with major industries including publishing, health care, automobile production and tourism, high quality of life and rapid growth in both employment and population. In addition, like Atlanta, Nashville is a state capitol and has a well-developed transportation infrastructure. Nashville is also well located as a point of distribution. According to the Nashville Area Chamber of Commerce, Nashville lies within a 600 mile radius of 50% of the U.S. population.

  According to CB Commercial/Torto Wheaton, which publishes data on several industrial and office real estate markets, Nashville's industrial real estate market totals approximately 112 million square feet; net absorption was approximately 1.6 million square feet in 1996, and the market occupancy rate was approximately 93.3% as of December 31, 1996. Also according to CB Commercial/Torto Wheaton, Nashville's office market totals approximately 17 million square feet, net absorption was approximately 552,000 square feet in 1996, and the market occupancy rate was approximately 92.0% as of December 31, 1996.

  Because of NWI's established presence in the Nashville industrial real estate market, the Company is initially operating in Nashville under the name "Weeks/NWI."

  Research Triangle, North Carolina. The Company entered the Research Triangle area of North Carolina in December 1996 with its acquisition of Lichtin. See "Recent Developments--Acquisitions". The Company's decision to expand into the Research Triangle was based in part on the area's success as a center for high technology, communications, research and development and health care as well as its high quality of life, rapid employment and population growth and educated workforce. The area attracts many of its employees from its three universities: Duke University, The University of North Carolina and North Carolina State University.

  Research Triangle Park, which is located adjacent to most of the Company's portfolio, is one of the nation's largest planned research parks, with more than 70 national and international research organizations employing over 35,000 people. Research Triangle Park generally consists of corporate-owned facilities devoted to research and development. Many of the Company's Properties house administrative, technology and service functions which complement the activities of businesses with facilities located within Research Triangle Park.

  Because the Research Triangle's economy is based more on services, government and trade than on manufacturing, the industrial real estate market is smaller than it is in other comparable southeastern cities. According to Karnes Research Company, which publishes data on the Research Triangle's combined industrial and office real estate markets, the Research Triangle's combined industrial and office real estate markets total approximately 37 million square feet; net absorption was approximately 1.1 million square feet in the last half of 1996, and the occupancy rate of the Research Triangle's combined industrial and office market was approximately 92.7% as of December 31, 1996.

  Because of Lichtin's established presence in the Research Triangle industrial and suburban office real estate markets, the Company is initially conducting its operations in the Research Triangle under the name
"Weeks/Lichtin."

  Orlando, Florida. The Company entered the Orlando market in April 1995, with the purchase of an approximately 190,000 square foot portfolio of industrial Properties. The Company's decision to expand into Orlando was based in part on the city's geographic location as a point of distribution for the state of Florida, the most highly populated state in the Southeast, as well as Orlando's well-developed transportation infrastructure and its rapid employment and population growth. The Company decided to pursue its own expansion into Orlando, without acquiring an established local industrial or suburban office real estate company, because it perceived a relative lack of competition and an opportunity to build a presence in the market. Since entering Orlando in 1995, the Company has increased its portfolio of Properties to approximately 800,000 square feet and has opened a local office, staffed by a recently hired Vice President of the Company who has approximately ten years experience in the market. Due in part to the Company's success establishing a presence in Orlando, the Company was recently selected by The Celebration Company, a subsidiary of The Walt Disney Company, to develop the first business service facility in Celebration, Florida, a 4,900 acre master-planned community.

  According to CB Commercial/Torto Wheaton, Orlando's industrial real estate market totals approximately 74 million square feet; net absorption was approximately 1.1 million square feet in 1996, and the market occupancy rate was approximately 94.3% as of December 31, 1996. Also according to CB Commercial/Torto Wheaton, Orlando's office real estate market totals approximately 19 million square feet; net absorption was approximately 354,000 square feet in 1996, and the market occupancy rate was approximately 90.7% as of December 31, 1996.

  Spartanburg, South Carolina. Spartanburg is the Company's smallest market and is serviced out of the Company's Atlanta headquarters. The Company's activities in Spartanburg consist of Properties owned and developed at Hillside Business Park. Hillside is located one exit north on I-85 from BMW's automobile production facility which opened in 1995. The Occupancy Rate of the Company's approximately 386,000 square feet of Properties in Spartanburg is 100.0% as of the date of this Prospectus Supplement.

THE COMPANY'S PROPERTY TYPES

  The Company's strategy is to provide a broad spectrum of industrial and suburban office facilities in order to meet the needs of its clients. The Company acquires and develops Properties that are constructed using high-quality materials and that are designed to be flexible and efficient in use and economical to operate.

  The Company categorizes its industrial Properties as either business distribution, bulk warehouse or business service Properties based on characteristics such as the warehouse ceiling height of a Property, its building depth, truck loading configuration, percentage finished as office space and intended use. The following is a discussion of the Company's primary Property types:

  Business distribution. Business distribution Properties are designed to combine the utility of a warehouse with the enhanced image of a corporate office. Although distribution is the primary function of a business distribution Property, these Properties often house a clients' headquarters, sales offices, research and development, and light manufacturing. With high warehouse ceilings and deep truck courts, these Properties are generally cost-effective and efficient distribution facilities. The Company's average business distribution Property is 65,000 square feet with a 22 foot warehouse ceiling height, 170 foot building depth and 35% office finish.

  Bulk warehouse. These Properties are designed to maximize the efficiency of distributing products. High warehouse ceilings increase cubic storage capacity, and deep truck courts make it easier to handle a high volume of truck traffic. The Company's average bulk warehouse Property is 155,000 square feet with a 26 foot warehouse ceiling height, 310 foot building depth and 7% office finish. The cost of the Property and its operations are the key determinants in the success of a bulk warehouse Property. With an average age of approximately five years, the Company's bulk warehouse Properties have been designed to meet the latest requirements of more intensive distribution functions.

  Business service. These Properties are designed to combine attractive features of suburban offices with the flexibility and lower cost of a business distribution Property. Although these Properties are primarily used for offices, the decision to locate in a business service Property is often driven by an important function, such as light assembly, that requires truck access. The Company's business service Properties are typically smaller than its business distribution Properties with average warehouse ceiling heights of 15 feet, average building depth of 120 feet and office finish of 65%.

  Suburban office. The Company's suburban office Properties are generally two to seven story buildings used primarily for sales, service, engineering, information processing, and other "back office" functions, and are located in master-planned business parks near amenities such as hotels, restaurants and shopping. The Company's suburban office Properties average 4.5 parking spaces per 1,000 square feet of leasable space.

CLIENT RELATIONSHIPS

  The Company believes that its emphasis on owning and developing quality properties and providing a high level of client service has earned it a reputation for tenant retention and expansion. Of the leases that expired in the Company's In-service Properties in 1996, tenants occupying approximately 67% of such space renewed their leases with the Company. In addition, over the same period, 40 tenant expansions for existing tenants were completed totaling approximately 490,000 square feet.

  The Company's 30 largest tenants (measured by Annualized Base Rent as of December 31, 1996) occupy a total of approximately 4.1 million square feet and represented 31.0% of Annualized Base Rent from all leases in place where tenants were paying rent as of December 31, 1996. As shown in the table below, no single tenant accounted for more than 3.8% of the Company's total Annualized Base Rent as of December 31, 1996. Information presented in the table below excludes Properties under development and/or under agreement to acquire at December 31, 1996.

              30 LARGEST TENANTS MEASURED BY ANNUALIZED BASE RENT
                            AS OF DECEMBER 31, 1996

                                                                                 LOCATION
                                                          ANNUALIZED  PERCENTAGE    OF
                                                   NUMBER  BASE RENT   OF TOTAL   LEASED
                                          SQUARE     OF    DEC. 31,   ANNUALIZED PROPERTY
RANK  TENANT                              FOOTAGE  LEASES    1996     BASE RENT  (STATE)
----  ------                             --------- ------ ----------- ---------- --------
  1   Scientific Atlanta, Inc...........   600,413   11   $ 2,669,856     3.8%      GA
  2   GTE Mobilnet Service Corporation..   126,124    3     1,281,004     1.8     GA,NC
  3   Radian International LLC..........    90,159    2     1,170,485     1.7       NC
  4   Honeywell, Inc....................    70,016    3       934,962     1.3       GA
  5   Fisher Scientific Company.........   223,219    1       875,019     1.2       GA
  6   The Athlete's Foot Group, Inc.....   162,651    1       871,024     1.2       GA
  7   AT&T Corp.........................    67,551    5       747,646     1.1    GA,TN,NC
  8   Intelligent Systems Corporation...   137,100    1       685,500     1.0       GA
  9   Sally Foster, Inc.................   197,200    2       673,237     1.0       SC
 10   Yokohama Tire Corporation.........   252,092    1       665,383     0.9       GA
 11   National Data Corporation.........    42,770    2       662,812     0.9       GA
 12   PPD Pharmaco, Inc.................    64,916    4       647,035     0.9       NC
 13   Vanstar Corporation...............    86,880    4       642,438     0.9       GA
 14   Ahlstrom Recovery, Inc............    62,893    2       633,352     0.9       GA
 15   360(degrees) Communications.......    42,557    6       631,522     0.9       NC
 16   The Bombay Company, Inc...........   253,890    2       631,344     0.9       GA
 17   Liberty Mutual Insurance Company..    41,900    1       581,572     0.9       GA
 18   Southern Multimedia
      Communications, Inc...............   117,647    3       581,172     0.9       GA
 19   Deutz Corporation.................   137,061    1       561,950     0.8       GA
 20   Intersolv, Inc....................    39,280    1       559,740     0.8       NC
 21   Reckitt & Colman, Inc.............   256,000    1       547,840     0.8       GA
 22   BOC Health Care, Inc..............   102,128    1       530,040     0.8       GA
 23   Metrahealth Insurance Company.....    32,991    1       527,856     0.8       GA
 24   Innotrac Corporation..............   116,481    2       525,705     0.7       GA
 25   Komatsu America Corporation.......   176,820    1       518,024     0.7       GA
 26   Siemens Energy & Automation, Inc..   204,000    2       510,480     0.7       GA
 27   General Medical Corporation.......   140,015    1       505,472     0.7       FL
 28   Saab Cars U.S.A., Inc.............    50,000    2       486,851     0.7       GA
 29   Burlington Air Express, Inc.......    78,529    3       473,371     0.7     GA,TN
 30   Hussman Corporation...............    85,200    1       440,484     0.6       GA
                                         ---------  ---   -----------    ----
      Total............................. 4,058,483   71   $21,773,176    31.0%
                                         =========  ===   ===========    ====

LEASING TRENDS

  The leases for the Company's Properties have terms ranging from one to fifteen years, with terms for multi-tenant Properties typically between three and five years and for build-to-suit Properties typically between seven and ten years. Typically, the tenant in a multi-tenant Property pays for increases in taxes, operating costs and insurance above a base year level. For build-to-suit Properties, the tenant typically pays for all taxes, insurance and operating costs. Approximately 64% of the Company's leases (based on leased square footage as of December 31, 1996) contain contractual rent escalations.

  The high average occupancy of the Company's Properties reflects the generally strong supply and demand conditions in its markets. As a result, the Company continues to be able to increase average rents and generally to avoid offering tenant concessions. During 1996, the Company renewed or re-leased approximately 2.0 million square feet of second-generation space in its Properties. Cash-basis rental rates on this space increased by an average of 4.2%, calculated by comparing the initial cash-basis rent to be paid by the tenant under the new or renewed lease with the ending cash-basis rent paid by the tenant under the previous lease on the same space. Rental rate increases by Property type, calculated on the same basis, were as follows for 1996:

                  CASH-BASIS RENT INCREASES BY PROPERTY TYPE
                                  FISCAL 1996

       Bulk warehouse...................................................... 5.9%
       Business distribution............................................... 4.2
       Business service.................................................... 1.5
       Suburban office..................................................... 5.4
       Retail.............................................................. 3.7
                                                                            ---
        Average............................................................ 4.2%
                                                                            ===


LEASE EXPIRATIONS

  The following tables show scheduled lease expirations for leases under which tenants were paying rent to the Company as of December 31, 1996, assuming no exercise of renewal options or termination rights, if any.

                               LEASE EXPIRATIONS

                                TOTAL PORTFOLIO

                                                                                AVERAGE CASH
                                    PERCENTAGE OF               PERCENTAGE OF    BASE RENTAL
                           SQUARE       TOTAL      ANNUALIZED  TOTAL ANNUALIZED   RATE PER
                            FEET     SQUARE FEET   BASE RENT      BASE RENT      SQUARE FOOT
   YEAR OF EXPIRATION     EXPIRING    EXPIRING    EXPIRING(1)    EXPIRING(2)    AT EXPIRATION
   ------------------    ---------- ------------- ------------ ---------------- -------------
1997....................  2,267,846      17.6%    $ 12,880,508       17.4%         $ 5.68
1998....................  2,100,644      16.3       10,474,264       14.1            4.99
1999....................  1,632,547      12.7        9,868,813       13.3            6.05
2000....................  1,918,357      14.9       11,602,182       15.6            6.05
2001....................  1,160,833       9.0        6,581,030        8.9            5.67
2002....................    407,281       3.2        4,056,152        5.5            9.96
2003....................    541,534       4.2        4,694,088        6.3            8.67
2004....................  1,170,203       9.1        5,413,542        7.3            4.63
2005....................    523,268       4.1        2,605,983        3.5            4.98
2006....................    562,851       4.4        2,838,499        3.8            5.04
2007....................    162,651       1.3        1,050,409        1.4            6.46
2008....................    127,800       1.0          392,474        0.5            3.07
2009 and thereafter.....    293,819       2.2        1,703,541        2.4            5.80
                         ----------     -----     ------------      -----          ------
 Total.................. 12,869,634     100.0%    $ 74,161,485      100.0%         $ 5.76
                         ==========     =====     ============      =====          ======

                             INDUSTRIAL PROPERTIES

                                                                               AVERAGE CASH
                                    PERCENTAGE OF              PERCENTAGE OF    BASE RENTAL
                           SQUARE       TOTAL     ANNUALIZED  TOTAL ANNUALIZED   RATE PER
                            FEET     SQUARE FEET   BASE RENT     BASE RENT      SQUARE FOOT
   YEAR OF EXPIRATION     EXPIRING    EXPIRING    EXPIRING(1)   EXPIRING(2)    AT EXPIRATION
   ------------------    ---------- ------------- ----------- ---------------- -------------
1997....................  2,142,953      18.1%    $11,219,763       18.8%          $5.24
1998....................  2,007,516      16.9       9,138,775       15.3            4.55
1999....................  1,553,280      13.1       8,793,401       14.7            5.66
2000....................  1,712,923      14.5       8,980,651       15.0            5.24
2001....................  1,090,462       9.2       5,545,373        9.3            5.09
2002....................    261,234       2.2       1,922,965        3.2            7.36
2003....................    377,215       3.2       2,339,454        3.9            6.20
2004....................  1,084,105       9.1       4,112,091        6.9            3.79
2005....................    493,400       4.2       2,166,952        3.6            4.39
2006....................    541,477       4.6       2,469,304        4.1            4.56
2007....................    162,651       1.4       1,050,409        1.8            6.46
2008....................    127,800       1.1         392,474        0.7            3.07
2009 and thereafter.....    293,819       2.4       1,703,541        2.7            5.80
                         ----------     -----     -----------      -----           -----
 Total.................. 11,848,835     100.0%    $59,835,153      100.0%          $5.05
                         ==========     =====     ===========      =====           =====

                          SUBURBAN OFFICE PROPERTIES

                                                                             AVERAGE CASH
                                  PERCENTAGE OF              PERCENTAGE OF    BASE RENTAL
                          SQUARE      TOTAL     ANNUALIZED  TOTAL ANNUALIZED   RATE PER
                           FEET    SQUARE FEET   BASE RENT     BASE RENT      SQUARE FOOT
   YEAR OF EXPIRATION    EXPIRING   EXPIRING    EXPIRING(1)   EXPIRING(2)    AT EXPIRATION
   ------------------    -------- ------------- ----------- ---------------- -------------
1997.................... 122,733       12.6%    $ 1,631,945       11.8%         $13.30
1998....................  93,128        9.6       1,335,490        9.6           14.34
1999....................  77,623        8.0       1,054,040        7.6           13.58
2000.................... 170,211       17.5       2,337,985       16.8           13.74
2001....................  70,371        7.2       1,035,657        7.5           14.72
2002.................... 146,047       15.0       2,133,187       15.4           14.61
2003.................... 164,319       16.9       2,354,634       17.0           14.33
2004....................  86,098        8.8       1,301,450        9.4           15.12
2005....................  25,753        2.6         382,244        2.8           14.84
2006....................  17,459        1.8         309,487        2.1           17.73
2007....................     --         --              --         --              --
2008....................     --         --              --         --              --
2009 and thereafter.....     --         --              --         --              --
                         -------      -----     -----------      -----          ------
 Total.................. 973,742      100.0%    $13,876,119      100.0%         $14.25
                         =======      =====     ===========      =====          ======

--------
(1) Represents annualized monthly base rent at the time of lease expirations. Includes contractual increases that will take place prior to lease expirations.

(2) Calculated by dividing Annualized Base Rent under expiring leases by the total Annualized Base Rent (inclusive of contractual increases) as of December 31 of each year indicated.

RE-LEASING COSTS

  Although re-leasing costs may vary from year-to-year depending on conditions in the Company's real estate markets and the mix of leasing between Property types, the Company endeavors to control re-leasing costs by (i) agreeing to provide specific tenant improvements based on a detailed space plan rather than committing to a fixed dollar amount; (ii) acting as general contractor with respect to construction of tenant improvements, thereby saving the fees paid to outside contractors and enabling the Company to control the quality and timely completion of the work; (iii) constructing general purpose improvements that can be adapted to different tenants' requirements at relatively low cost; (iv) paying leasing commissions to its in-house marketing representatives that take into account the cost of tenant improvements thereby providing an incentive to minimize cost; and (v) using its in-house marketing representatives to negotiate directly with tenants when possible, thereby saving the cost of commissions to outside brokers.

  The following tables summarize by year the Company's capitalized tenant improvement and leasing commission expenditures incurred in the renewal or re-leasing of previously occupied space in its industrial and suburban office Properties.

            CAPITALIZED TENANT IMPROVEMENTS AND LEASING COMMISSIONS

                             INDUSTRIAL PROPERTIES

                                                 1992  1993  1994  1995   1996
                                                ------ ----- ----- ----- ------
                                                   (IN THOUSANDS, EXCEPT PER
                                                   SQUARE FOOT INFORMATION)
RE-LEASING
 Square feet leased............................    278   376   360   317    678
 Capitalized tenant improvements and leasing
  commissions.................................. $1,013 $ 669 $ 171 $ 462 $1,395
 Capitalized tenant improvements and leasing
  commissions per square foot.................. $ 3.65 $1.78 $0.47 $1.46 $ 2.06
RENEWAL
 Square feet leased............................    569   575   472   814  1,027
 Capitalized tenant improvements and leasing
  commissions.................................. $  482 $ 295 $ 191 $ 469 $1,055
 Capitalized tenant improvements and leasing
  commissions per square foot.................. $ 0.85 $0.51 $0.40 $0.58 $ 1.03
TOTAL
 Square feet...................................    847   951   832 1,131  1,705
 Total capitalized tenant improvements and
  leasing commissions.......................... $1,495 $ 964 $ 362 $ 931 $2,450
 Total capitalized tenant improvements and
  leasing commissions per square foot.......... $ 1.77 $1.01 $.043 $0.82 $ 1.44

                          SUBURBAN OFFICE PROPERTIES

                                           1992  1993  1994   1995        1996
                                           ----- ----- ----- ------       -----
                                             (IN THOUSANDS, EXCEPT PER
                                              SQUARE FOOT INFORMATION)
RE-LEASING
 Square feet leased.......................    49    28    29    111(1)       16
 Capitalized tenant improvements and
  leasing commissions..................... $ 181 $ 165 $ 217 $1,578(1)    $  45
 Capitalized tenant improvements and
  leasing commissions per square foot..... $3.73 $5.85 $7.43 $14.25(1)    $2.80
RENEWAL
 Square feet leased.......................    99    61    86     47         106
 Capitalized tenant improvements and
  leasing commissions..................... $  60 $ 108 $ 187 $   50       $ 290
 Capitalized tenant improvements and
  leasing commissions per square foot..... $0.60 $1.77 $2.17 $ 1.06       $2.74
TOTAL
 Square feet..............................   148    89   115    158(1)      122
 Total capitalized tenant improvements and
  leasing commissions..................... $ 241 $ 273 $ 404 $1,628(1)    $ 335
 Total capitalized tenant improvements and
  leasing commissions per square foot..... $1.63 $3.06 $3.50 $10.27(1)(2) $2.75

--------
(1) Includes approximately $1,377,000 or $15.68 per square foot to re-tenant 87,845 square feet of space in the Company's 94,677 square foot office Property which was vacated by a single tenant and which was subsequently converted from a single tenant to a multi-tenant office Property.

(2) Excluding amounts incurred to re-lease the office Property described in footnote (1) above, capitalized tenant improvements and leasing commissions would have averaged $3.55 per square foot for re-leased and renewed space during 1995.

UNDEVELOPED LAND

  An important part of the Company's development strategy is to own or control land sufficient to allow it to develop exclusive business park environments and to accommodate the expansion and relocation needs of its tenants. Since the IPO, the Company has increased significantly its interests in undeveloped land from the approximately 1,512 acres owned or controlled at that time to the approximately 1,815 acres that it currently owns or controls. The Company employs a number of ownership and control arrangements in its land strategy, including outright purchases, joint ventures, staged acquisitions, options and exclusive marketing and development agreements. By doing so, the Company believes that it can control sufficient land acreage, while mitigating the negative impact of land carrying costs.

  The following schedule details the Company's undeveloped land interests. The land detailed below is located primarily in existing business parks with zoning and infrastructure in place. The Company estimates that the development potential of the undeveloped land ultimately could total approximately 19.6 million square feet.

                               UNDEVELOPED LAND
                             (IN NET USABLE ACRES)

                                                                                                      ESTIMATED
                                                                                                     DEVELOPMENT
                                                     RESEARCH                                         POTENTIAL
                           ATLANTA      NASHVILLE    TRIANGLE     ORLANDO    SPARTANBURG    TOTAL  (SQUARE FEET)(1)
                          ----------    ---------    ---------    -------    -----------   ------- ----------------
Company-owned...........       172.3         30.3         34.3       27.5           --       264.4     3,668,000
Owned in joint ventures.       225.5(2)       --           --         --          372.7(2)   598.2     5,536,500(8)
Under agreement to
 acquire................        14.2(3)     125.9(4)      59.0(5)    34.3(6)        --       233.4     3,240,000
Optioned................         --           --         166.9        --            --       166.9     1,550,000
Marketing / development
 agreements.............       552.5(7)       --           --         --            --       552.5     5,587,500
                          ----------    ---------    ---------    -------     ---------    -------    ----------
 Total..................       964.5        156.2        260.2       61.8         372.7    1,815.4
                          ==========    =========    =========    =======     =========    =======
Estimated development
 potential (square
 feet)(1)...............  11,243,500    1,899,000    2,890,000    952,000     2,597,500(8)            19,582,000
                          ==========    =========    =========    =======     =========               ==========

--------
(1) Based upon the Company's estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure. There can be no assurance that the Company's estimate of development potential will be realized.

(2) The Company's interests in its undeveloped land held in joint ventures ranges from 0% to 30%.

(3) The Company has agreed to acquire this land in three stages to occur prior to April 1998. The second stage was closed in December 1996.

(4) The Company has agreed to purchase 104.5 net usable acres of undeveloped land from NWI in a staged acquisition over a period of up to six years. See "Recent Developments--Acquisitions." In addition, the Company has recently contracted with an unaffiliated third party to acquire 21.4 net usable acres in Nashville for the possible development of suburban office buildings. Closing of this acquisition is subject to the completion of a satisfactory due diligence review.

(5) The Company has agreed to purchase this land from Lichtin in a staged acquisition over a period of up to five years. See "Recent Developments-- Acquisitions."

(6) The Company has agreed to acquire 24.6 acres at Orlando Central Park in two stages to occur by December 1998.

(7) Under the terms of the Company's development agreements, the Company will generally either develop properties for a fee, or have certain rights to acquire land for development or to acquire developed properties upon their completion. The Company's marketing agreements generally provide for the Company to be paid marketing or management fees in conjunction with services it provides. Both the development and marketing agreements generally contain certain non-competition provisions covering a limited geographic area.

(8) The Company expects that it will eventually develop approximately one-half the acreage it owns in joint venture in Spartanburg and that the remainder will be sold to third parties. Estimated development potential reflects only that land which is not currently expected to be sold.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and expenses of the Offering, are expected to be approximately $98.2 million (approximately $113.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering to repay approximately $67.0 million (approximately $81.8 million assuming the Underwriters' over-allotment option is exercised in full) of borrowings under its Credit Facility, which amounts have been incurred to fund development and acquisition activities, and to prepay, without penalty, mortgage indebtedness totaling approximately $31.2 million. The borrowings under the Credit Facility bear interest at floating rates based on LIBOR or the prime rate, and the weighted average rate on such borrowings as of March 31, 1997, was 6.98% per annum, excluding $50 million which had been swapped to fixed rates averaging approximately 8.0%. As of March 31, 1997, outstanding borrowings under the Credit Facility, including borrowings by subsidiaries of the Company, totaled approximately $123.8 million. The Credit Facility has an initial term expiring on December 31, 1999, with optional twelve-month extensions through December 31, 2002. The interest rate on the mortgage indebtedness to be prepaid is 7.75%. The mortgage indebtedness has an original maturity date of March 31, 1998.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

  Since the IPO, the Common Stock has been listed on the NYSE under the symbol "WKS." The following table sets forth the high and low closing sale prices for the Common Stock for the fiscal periods indicated, as reported by the NYSE Composite Tape, and the dividends declared by the Company with respect to each such period. On April 17, 1997, the last reported sale price of the Common Stock on the NYSE was $32.50 per share.

       QUARTERLY PERIOD                               HIGH     LOW   DIVIDENDS
       ----------------                              ------- ------- ---------
   1994
    Third quarter (1)............................... $20.500 $19.750   $.150
    Fourth quarter.................................. $22.375 $18.500   $.375
   1995
    First quarter................................... $22.875 $20.750   $.375
    Second quarter.................................. $25.000 $21.750   $.375
    Third quarter................................... $25.625 $23.250   $.375
    Fourth quarter.................................. $25.125 $22.500   $.400
   1996
    First quarter................................... $26.750 $25.000   $.400
    Second quarter.................................. $26.000 $23.625   $.400
    Third quarter................................... $29.250 $25.625   $.400
    Fourth quarter.................................. $33.250 $27.875   $.430
   1997
    First quarter................................... $36.250 $31.750   $.430(2)
    Second quarter(3)............................... $34.500 $32.500   $  --

--------
(1) For the period from August 18, 1994, through September 30, 1994.

(2) On April 7, 1997, the Board of Directors declared a regular quarterly dividend of $.43 per share, payable on April 30, 1997, to holders of record on April 18, 1997. It is anticipated that purchasers of the Common Stock in the Offering will not receive this dividend.

(3) Through April 17, 1997.

  Since the IPO, the Company has paid regular quarterly dividends to its shareholders. The dividends for each quarterly period are declared and paid quarterly in arrears. Of the dividends paid to shareholders in 1996, approximately 5% represented a return of capital for tax purposes, with the remaining 95% representing ordinary income. In 1994 and 1995, 100% of the dividends paid to shareholders represented ordinary income for tax purposes. Federal income tax laws require that a REIT distribute annually at least 95% of its REIT taxable income. See "Federal Income Tax Considerations--Taxation of the Company-- Annual Distribution Requirements" in the accompanying Prospectus. Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual operating results of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable legal restrictions and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its shareholders, no assurances can be given as to the amounts of dividends, if any, distributed in the future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                                       AS OF DECEMBER 31, 1996
                                                     ---------------------------
                                                       ACTUAL      AS ADJUSTED
                                                     -----------  --------------
                                                          (IN THOUSANDS)
Debt and Minority Interest:
 Mortgage notes payable.............................   $197,575      $166,405
 Bank credit facility...............................     99,400        32,392
 Minority interest in Operating Partnership.........     68,230        78,305
                                                       --------      --------
  Total debt and minority interest..................    365,205       277,102
                                                       --------      --------
Shareholders' Equity:
 Common Stock, $.01 par value per share, 100,000,000
  shares authorized, 14,048,593 shares issued and
  outstanding, and 17,248,593 shares, as adjusted to
  give effect to the Offering(1)....................        140           172
 Preferred stock, $.01 par value per share,
  20,000,000 shares authorized, none issued and
  outstanding.......................................        --            --
 Additional paid-in capital.........................    267,634       365,780
 Accumulated deficit................................    (54,063)      (64,138)
                                                       --------      --------
  Total shareholders' equity........................    213,711       301,814
                                                       --------      --------
   Total capitalization.............................   $578,916      $578,916
                                                       ========      ========

--------
(1) Excludes an aggregate of 4,485,190 shares of Common Stock issuable upon the exchange of Units and an aggregate of approximately 753,000 shares of Common Stock issuable upon the exercise of options granted to directors, executive officers, management and staff, and an aggregate of approximately 207,000 shares of Common Stock available for future grants pursuant to the Company's Incentive Stock Plan as of December 31, 1996.

                   SELECTED FINANCIAL AND OTHER INFORMATION

  The following table sets forth the Company's consolidated selected financial and operating information for the years ended December 31, 1996 and 1995, and for the period from August 24, 1994 to December 31, 1994; and the combined selected financial and operating information of Weeks Group, the predecessor to the Company, for the period from January 1, 1994 to August 23, 1994. The Company's selected balance sheet data is presented as of December 31, 1996 and 1995. This information should be read in conjunction with all of the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                      WEEKS CORPORATION             WEEKS GROUP (1)
                          ----------------------------------------- ---------------
                           YEAR ENDED    YEAR ENDED    AUG. 24 TO      JAN. 1 TO
                          DEC. 31, 1996 DEC. 31, 1995 DEC. 31, 1994  AUG. 23, 1994
                          ------------- ------------- ------------- ---------------
                                (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
OPERATING DATA:
Rental revenues.........    $ 48,162      $ 31,217       $ 8,144       $ 10,937
Total revenues..........      53,883        35,271         9,312         16,538
Property operating,
 maintenance and real
 estate tax expenses....      10,750         6,896         1,714          2,721
Depreciation and amorti-
 zation.................      13,474         8,177         2,098          2,920
Interest expense........      11,779         8,106         1,958          6,682
Amortization of deferred
 financing costs........         864           691           252            322
General and administra-
 tive expenses..........       3,039         1,848           472          1,514
Interest income.........         492           334           224            --
Equity in earnings of
 unconsolidated enti-
 ties...................       1,340         1,220           692             91
Income before minority
 interests and
 extraordinary loss.....      15,809        11,107         3,734            516
Net income..............      12,745         8,426           798            516
Net income per share....    $   1.11      $   1.03       $  0.10       $    --
Weighted average shares
 outstanding............      11,512         8,171         7,675            --

                                                     DEC. 31, 1996 DEC. 31, 1995
                                                     ------------- -------------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Investment in real estate before accumulated depre-
 ciation...........................................    $ 592,841     $ 319,763
Net investment in real estate......................      551,372       289,874
Total assets.......................................      591,849       320,441
Total indebtedness.................................      296,975       147,305
Shareholders' equity...............................      213,711       132,949

                                      WEEKS CORPORATION             WEEKS GROUP(1)
                          ----------------------------------------- --------------
                           YEAR ENDED    YEAR ENDED    AUG. 24 TO     JAN. 1 TO
                          DEC. 31, 1996 DEC. 31, 1995 DEC. 31, 1994 AUG. 23, 1994
                          ------------- ------------- ------------- --------------
                                (IN THOUSANDS, EXCEPT NUMBER OF PROPERTIES)
OTHER DATA:
Cash provided by (used
 in):
Operating activities....    $  28,031     $  18,678     $  3,954       $  2,769
Investing activities....     (120,323)     (117,127)     (38,148)       (14,953)
Financing activities....       91,570        93,097       40,352         12,229
Funds from opera-
 tions(2)(3)............       29,323        19,307        5,832            --
Funds from operations
 attributable to the
 Company's sharehold-
 ers(2)(3)(4)...........       23,640        14,662        4,359            --
Total square feet of
 stabilized and In-serv-
 ice Properties(5)......       12,976         8,862        5,318            --
Number of stabilized and
 In-service
 Properties(5)..........          188           134           78            --

--------
(1) On August 24, 1994, the Company completed a business combination and the IPO. As a result of these transactions, the Company and its subsidiaries succeeded to substantially all of the interests in certain land and industrial and suburban office buildings under common ownership and control and to the development, construction, landscape and property management businesses of the predecessor entities to the Company, reflected above as the "Weeks Group."

(2) The Company believes that funds from operations provides an additional indicator of the financial performance of the Company. "Funds from operations" is defined by NAREIT to mean net income (loss) determined in accordance with GAAP excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. Funds from operations is influenced not only by the operations of the Properties, but also by the capital structure of the Company. Funds from operations does not represent cash flow from operating, investing and financing activities as defined by GAAP. Additionally, funds from operations does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity. Funds from operations presented herein under the NAREIT guidelines is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's funds from operations is comparable to the funds from operations of real estate companies that use the current NAREIT definition.

(3) Effective for the year ended December 31, 1996, the Company implemented the new guidelines issued by NAREIT in 1995 for calculating funds from operations. The primary difference between the Company's funds from operations under the new guidelines and prior years is that the Company now reduces reported funds from operations for the amortization of deferred financing costs and recognizes rental income for the purposes of computing funds from operations on a "straight-line" basis. Previously reported funds from operations were $20,017,000 and $6,115,000, and funds from operations attributable to the Company's shareholders were $15,201,000 and $4,571,000, for the year ended December 31, 1995 and for the period from August 24, 1994 to December 31, 1994, respectively.

(4) Represents the Company's share of funds from operations, net of amounts attributable to minority interests.

(5) At period end.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Selected Financial and Other Information appearing elsewhere herein, the Consolidated Financial Statements of the Company and the Combined Financial Statements of Weeks Group and the Notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

RESULTS OF OPERATIONS

  The results of operations as discussed herein include the historical results of the Company for the years ended December 31, 1996 and 1995, and for the period from August 24, 1994 to December 31, 1994; and of Weeks Group for the period from January 1, 1994 to August 23, 1994. For the purpose of comparison to 1995 operating results, the results for the periods from January 1, 1994 to August 23, 1994 and August 24, 1994 to December 31, 1994 have been combined.

  Subsequent to the Company's IPO, all third-party service businesses conducted through the Company's subsidiaries (the "Subsidiaries"), Weeks Realty Services, Inc. (fee landscape and property management services) and Weeks Construction Services, Inc. (fee construction) were deconsolidated and accounted for on the equity method of accounting.

  On November 1, 1996 and December 31, 1996, the Company completed the initial closings of the NWI and Lichtin acquisitions, respectively. See "Recent Developments--Acquisitions." While these transactions did not have a material impact on 1996 reported results of operations, they were significant transactions as they provided for the Company's continued expansion in the Southeast.

  Operating information relating to the Company's Properties is summarized below:

                          YEAR ENDED YEAR ENDED AUG. 24 TO JAN. 1 TO % CHANGE % CHANGE
                           DEC. 31,   DEC. 31,   DEC. 31,  AUG. 23,  1996 VS. 1995 VS.
                             1996       1995       1994      1994      1995     1994
                          ---------- ---------- ---------- --------- -------- --------
                                                 (IN THOUSANDS)
Rental revenues.........   $48,162    $31,217     $8,144    $10,937    54.3%    63.6%
Tenant reimbursements...     4,517      2,798        733        977    61.4     63.6
                           -------    -------     ------    -------    ----     ----
Property operating reve-
 nues...................    52,679     34,015      8,877     11,914    54.9     63.6
                           -------    -------     ------    -------    ----     ----
Operating and
 maintenance expenses...     6,025      3,899        979      1,747    54.5     43.0
Real estate taxes.......     4,725      2,997        735        974    57.7     75.4
Depreciation and amorti-
 zation.................    13,474      8,177      2,098      2,920    64.8     63.0
                           -------    -------     ------    -------    ----     ----
Property operating ex-
 penses.................    24,224     15,073      3,812      5,641    60.7     59.5
                           -------    -------     ------    -------    ----     ----
Property operating reve-
 nues less property op-
 erating expenses.......   $28,455    $18,942     $5,065    $ 6,273    50.2%    67.1%
                           =======    =======     ======    =======    ====     ====

 COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

  Year to year comparisons of Property operating revenues and expenses for 1996 and 1995 are discussed herein using the categories "core Properties," "development Properties" and "acquisition Properties." Core Properties are defined as Properties which were stabilized and operating for comparable full year periods. The Company defines a Property as stabilized upon the earlier of substantial lease-up or one year after building shell completion. Development Properties reflect Properties completed and stabilized, and acquisition Properties are Properties acquired, subsequent to January 1, 1995.

  Property operating revenues (rental revenues plus tenant reimbursements) increased $18,664,000 or 54.9% in 1996. Of this increase, $13,733,000,
$3,750,000 and $1,181,000 were attributable to acquisition, development and core Properties, respectively. The increases from acquisition and development Properties were due to the acquisition of 81 Properties (49 in 1995 and 32 in 1996) totaling 4,727,000 square feet, excluding 14 Properties totaling 1,109,000 square feet acquired on December 31, 1996, and the stabilization of 15 development Properties (7 in 1995 and 8 in 1996) and 2 Property expansions (one each year) totaling 1,799,000 square feet. Property operating expenses increased $9,151,000 or 60.7% between years, due primarily to the growth in the Property portfolio resulting from the acquisition and development Properties discussed above.

  For the comparable years of 1996 and 1995, operating results of the core Properties, representing 78 Properties totaling 5,331,000 square feet, are summarized below:

                                                 YEAR ENDED YEAR ENDED
                                                  DEC. 31,   DEC. 31,
                                                    1996       1995    % CHANGE
                                                 ---------- ---------- --------
                                                 (IN THOUSANDS, EXCEPT AVERAGE
                                                           OCCUPANCY)
     Rental revenues............................  $25,157    $24,045      4.6%
     Tenant reimbursements......................    2,000      1,931      3.6
                                                  -------    -------     ----
     Property operating revenues................   27,157     25,976      4.5
                                                  -------    -------     ----
     Operating and maintenance expenses.........    3,685      3,210     14.8
     Real estate taxes..........................    2,299      2,300      --
     Depreciation and amortization..............    7,178      6,310     13.8
                                                  -------    -------     ----
     Property operating expenses................   13,162     11,820     11.4
                                                  -------    -------     ----
     Property operating revenues less property
      operating expenses........................  $13,995    $14,156     (1.1%)
                                                  =======    =======     ====
     Average occupancy..........................     95.1%      95.9%

  Property operating revenues from core Properties increased 4.5% despite a slight decrease in overall average occupancy, due in part to the re-leasing in 1995 of 2 Properties totaling 344,000 square feet vacated in early 1995 by Matsushita Electric Corporation (Panasonic). Re-leasing these 2 Properties produced an operating revenue increase of $912,000 in 1996. The positive impact of re-leasing these Properties was offset by decreased average occupancy in 6 other Properties totaling 336,000 square feet which resulted in decreased operating revenues of $691,000. Exclusive of these occupancy related impacts, operating revenues for core Properties increased 4.2% between years due primarily to rental rate increases.

  Property operating expenses increased 11.4% due to both increased operating and maintenance expenses and depreciation and amortization in 1996. Net of the impact of the 8 Properties affected by occupancy changes, property operating expenses increased by 8.6% (6.1% excluding depreciation and amortization expense). The 6.1% increase in property operating expenses, excluding depreciation and amortization, reflects increased property maintenance and security expenses between years. Also excluding the impact of the 8 Properties affected by occupancy changes, property operating revenues less property operating expenses from core Properties increased 0.4% (3.7% exclusive of depreciation and amortization) between years.

  Interest expense increased $3,673,000 or 45.3% from $8,106,000 in 1995 to $11,779,000 in 1996, due to higher interest on the Company's Credit Facility and higher mortgage interest in 1996. Higher weighted average Credit Facility borrowings in 1996 compared to 1995, due to the Company's acquisitions and increased development activity, resulted in higher Credit Facility interest costs in 1996 of $1,410,000. Mortgage interest increased $2,263,000 due to interest costs associated with mortgage debt assumed in connection with the Company's 1995 and 1996 acquisitions.

  Amortization of deferred financing costs increased by $173,000 or 25.0% from $691,000 in 1995 to $864,000 in 1996, due primarily to the amortization of the deferred financing costs associated with a $5.1 million industrial revenue bond refinancing in the first quarter of 1996 and costs associated with increasing the availability under and restructuring the Credit Facility.

  Company general and administrative expenses increased by $1,191,000 or 64.4% from $1,848,000 in 1995 to $3,039,000 in 1996, due primarily to increased personnel and related administrative costs attributable to the Company's growth and to a lesser extent by a shift in certain expenses relating to Properties which were fee-managed by the Subsidiaries in 1995, but which were subsequently acquired and owned by the Company in 1996. A portion of the increased expenses in 1996 also relates to the establishment of an office in Orlando, Florida and the general and administrative expenses associated with the acquisition of NWI's operating business, both of which occurred in the fourth quarter of 1996. General and administrative expenses of the Company, when combined with the general and administrative expenses of the Subsidiaries, increased by $1,367,000 or 40.6% from $3,366,000 in 1995 to $4,733,000 in 1996 for the reasons discussed above. As a percentage of the combined revenues of the Company and the Subsidiaries, the combined general and administrative expenses of the Company and the Subsidiaries decreased from 8.0% in 1995 to 7.6% in 1996.

  Interest income for the year ended December 31, 1996, consists primarily of interest earned under development loan arrangements. For the year ended December 31, 1995, interest income represented $213,000 earned under a short-term note arrangement, made in conjunction with a 1995 Property acquisition, $60,000 earned under the development loan arrangements discussed above, with the remainder earned on short-term cash investments.

  Equity in earnings of unconsolidated entities represents the Company's 99% economic interest in the earnings of the Subsidiaries after the elimination of interest expense to the Company. Equity in earnings of unconsolidated entities increased by $120,000 or 9.8% from $1,220,000 in 1995 to $1,340,000 in 1996 due primarily to the increased activity and profitability of the Subsidiaries' third-party construction and landscape businesses, offset by a decrease in property management fees due to the Company's 1995 acquisition of 37 Properties previously fee-managed by the Subsidiaries.

 COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO THE COMBINED RESULTS FOR YEAR ENDED DECEMBER 31, 1994

  For the 1995 and 1994 comparison of Property operating results, "core Properties" are defined as Properties which were stabilized and operating for comparable full-year periods. "Development Properties" reflect Properties completed and stabilized subsequent to the IPO, and "acquisition Properties" are Properties acquired in conjunction with the IPO and acquired from third parties subsequent to the IPO.

  Property operating revenues (rental revenues plus tenant reimbursements) increased $13,224,000 or 63.6% in 1995. Of this increase, $7,781,000 and
$5,612,000 related to acquisition and development Properties, respectively, offset by a $169,000 decrease from core Properties. The increases from acquisition and development Properties were due to the acquisition of 66 Properties (17 in August 1994 and 49 in 1995) totaling 3,351,000 square feet and the stabilization of 14 development Properties (7 in 1994 and 7 in 1995) totaling 1,821,000 square feet. Operating revenues from core Properties, which totaled 3,690,000 square feet, decreased due to reduced average occupancies during 1995 at the Company's core suburban office Properties, primarily caused by the February 1995 lease termination of Matsushita Electric Corporation (Panasonic) in the Company's 94,677 square foot suburban office Property (representing net lost property operating revenues of $372,000). This decrease was offset by property operating revenue increases due to rental rate growth for all other core Properties. The office Property discussed above was re-leased during 1995 and was 92.8% occupied at December 31, 1995. Average occupancy levels for industrial core Properties were generally consistent year-to-year.

  Property operating expenses increased $5,620,000 or 59.5% between years due primarily to the growth in the portfolio resulting from the acquisition and development Properties discussed above.

  Interest expense decreased by $534,000 or 6.2% from $8,640,000 in 1994 to $8,106,000 in 1995 primarily as a result of the refinancing and paydown of debt in August 1994 in conjunction with the IPO, offset by borrowings incurred in 1995 to fund certain of the Company's acquisition and development activities. Interest expense of $8,106,000 in 1995 consisted of mortgage interest of $6,670,000 and Credit Facility interest of $1,436,000.

  Amortization of deferred financing costs increased by $117,000 or 20.4% from $574,000 in 1994 to $691,000 in 1995 due primarily to the amortization of the deferred financing costs associated with mortgage debt refinanced in August 1994 in conjunction with the IPO, and as a result of the amortization of fees associated with the Credit Facility.

  Company general and administrative expenses decreased by $138,000 or 6.9% from $1,986,000 in 1994 to $1,848,000 in 1995 due primarily to the deconsolidation of $987,000 of net general and administrative expenses between years associated with the Subsidiaries, offset by approximately $616,000 of increased expenses of being a public entity for all of 1995 compared to four months in 1994, as well as increased personnel costs between years. General and administrative expenses of the Company when combined with the general and administrative expenses of the Subsidiaries increased by $825,000 or 32.5% from $2,541,000 in 1994 to $3,366,000 in 1995 for the reasons discussed above. As a percentage of the combined revenues of the Company and the Subsidiaries, the combined general and administrative expenses of the Company and the Subsidiaries decreased from 9.1% in 1994 to 8.0% in 1995.

  Interest income increased by $110,000 or 49.1% from $224,000 in 1994 to $334,000 in 1995. The increase was due mainly to interest income totaling $213,000 earned under a short-term note arrangement in 1995 associated with the Company's acquisition activity, offset by lower interest earnings from short-term cash investments in 1995. Interest income in 1994 represents short-term interest earned on the excess proceeds of the IPO.

  Equity in earnings of unconsolidated entities increased from $692,000 for the period from August 24, 1994 to December 31, 1994 to $1,220,000 for 1995. The increase was due to a full year of the Subsidiaries' operating results in 1995 compared to only a partial year in 1994. Additionally, the operating results of the Subsidiaries in 1995 were lower than annualized 1994 results due to the Company's 1995 acquisition of 37 Properties previously fee-managed by the Subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

  The Company continues to generate increasing cash flows from operations. Cash provided by operating activities increased 50.1% or $9,353,000 to $28,031,000 in 1996. The increase results primarily from a full year of operating income in 1996 from 49 Properties acquired and 7 development Properties and one Property expansion stabilized in 1995, and from the partial year operating income from 32 buildings acquired and 8 development Properties and one Property expansion stabilized in 1996.

  In 1996, the Company's net cash used in investing activities totaled $120,323,000, including amounts invested in Property acquisition, development, construction and development loan activities. This compares to net cash used in investing activities of $117,127,000 in 1995. The Company's aggregate acquisition, development, construction and development loan activity, including non-cash investing activities, totaled $281,039,000 and $158,230,000 in 1996 and 1995, respectively. This increased activity reflects the impact of the 1996 NWI and Lichtin acquisitions. See "Recent Developments-- Acquisitions."

  Financing for the Company's Property investment activities consisted primarily of $45,042,000 of additional net borrowings and $68,532,000 from an equity offering in 1996 compared to $35,833,000 of net borrowings and $72,800,000 from an equity offering in 1995. The debt and equity components of the Company's on-going financing strategy may differ based upon future market conditions.

  The Company's net cash flow from operations is currently sufficient to meet the Company's current operational needs and to satisfy the Company's current quarterly dividends. Company management believes that operating cash flows will continue to be adequate to fund these requirements in 1997. The Company operates as and intends to maintain its qualification as a REIT under the Code. As a REIT, the Company will generally not be subject to corporate federal income taxes as long as it satisfies certain technical requirements of the Code, including the requirement to distribute 95% of its taxable income to its shareholders.

  In 1996, the Company increased its available borrowing capacity under its line of credit arrangements from $100 million to $175 million and lowered its borrowing costs from LIBOR plus 1.50% to LIBOR plus 1.35%, and replaced its single-bank revolving line of credit with the $175 million syndicated, unsecured Credit Facility. The Credit Facility may be used to, among other things, meet the Company's operational obligations and annual REIT dividend requirements. The Company may finance certain of its development, construction and acquisition activities primarily through borrowings under the Credit Facility. At March 31, 1997, the Company had available capacity under the Credit Facility of approximately $51.2 million. The Credit Facility has an initial term through December 31, 1999, and provides for annual extensions through December 31, 2002.

  On November 1, 1996, the Company closed the initial phase of the NWI acquisition. Other than cash closing costs and acquisition expenses totaling approximately $1.6 million, the transaction was consummated through the issuance of Units and the assumption of mortgage indebtedness. As a result, the initial closing transaction did not have a significant impact on the Company's liquidity and capital resources. Additionally, on December 31, 1996, the Company closed the initial phase of the Lichtin acquisition. The initial closing of the Lichtin acquisition was consummated primarily through the issuance of Units, the issuance of shares of Common Stock and the assumption of indebtedness. The Company also utilized Credit Facility borrowings to retire approximately $15.0 million of assumed debt, to provide $8.6 million of cash at closing and to fund approximately $1.2 million of closing costs and acquisition expenses. See "Recent Developments--Acquisitions--Acquisitions Completed Since January 1, 1996."

  As part of these acquisition transactions, the Company has agreed, subject to updating its due diligence procedures, to the future acquisition of land, Properties and Properties under development not acquired at the initial closing dates. It is expected that these future acquisitions will be consummated primarily through a combination of Units and the assumption of indebtedness, some of which will be repaid through borrowings under the Credit Facility. See "Prospectus Supplement Summary--Recent Developments--Financing of Pending Development and Acquisition Activities" and "Recent Developments-- Acquisitions--Pending Acquisitions."

  On November 13, 1996, the Company completed a public offering of 2,573,333 shares of Common Stock and received net proceeds of approximately $68.5 million. The net proceeds were applied to outstanding Credit Facility borrowings. This equity offering fully utilized the Company's available capacity under its $150 million equity shelf registration originated in 1995. In January 1997, the Company completed a $300 million equity shelf registration, a portion of which will be utilized upon the successful completion of the Offering.

  The Company believes it currently has adequate liquidity and sources of capital, including available borrowing capacity under its existing Credit Facility and capacity under its equity shelf registration, to meet its current operational requirements, to fund annual principal requirements under existing mortgage notes payable and to fund its current development and acquisition activity. It is management's expectation that the Company will continue to have access to the additional capital resources necessary to further expand and develop its business and to refinance mortgage notes payable as they begin to mature in 1998. These resources include long-term mortgage debt and other forms of debt and equity financing, in both public and private markets. Future development and acquisition activities will be undertaken by the Company only as suitable opportunities arise. Such activities are not expected to be undertaken unless adequate sources of financing are available and a satisfactory budget with targeted returns on investment has been internally approved. The Company maintains staffing levels sufficient to meet its existing construction and leasing activities. If market conditions warrant, the Company may adjust staffing levels to avoid a negative impact on the Company's results of operations.

  Total consolidated debt amounted to $320.9 million at March 31, 1997, including Credit Facility borrowings of $120.1 million and mortgage notes payable of $200.8 million. Of the $200.8 million of mortgage indebtedness, $195.0 million is fixed rate and $5.8 million is variable rate. The weighted average interest rate on the Company's fixed rate mortgage debt was 7.99% and on its variable rate mortgage debt was 3.87% at March 31, 1997. The weighted average interest rate under the Credit Facility, exclusive of the impact of the interest rate swaps discussed below, at March 31, 1997, was 6.98%. Based on the outstanding balance of mortgage notes payable at March 31, 1997, the weighted average interest rates on the mortgage notes with a final maturity in each of the next five years were 7.92% in 1998, 7.31% in 1999, 8.55% in 2000 and 6.96% in 2001. None of the mortgage notes mature in 1997.

  In July 1996, the Company entered into interest rate swap agreements to effectively fix the Company's interest costs on $50.0 million of the Company's Credit Facility borrowings. The weighted average interest rate under the fixed swap arrangements is approximately 8.0%. If interest rates under the Credit Facility, in excess of the $50.0 million discussed above, and under the Company's variable rate mortgage debt fluctuated by 1.0%, interest costs to the Company, based on outstanding borrowings at March 31, 1997, would increase or decrease by approximately $800,000 on an annualized basis.

  At March 31, 1997, the Company's mortgage debt on its consolidated Properties of $200.8 million plus its pro rata share of mortgage debt on unconsolidated Properties of $1.4 million totaled $202.2 million. Including Credit Facility borrowings of $120.1 million for the Company and $3.7 million for its unconsolidated Subsidiaries, the total indebtedness of the Company and its unconsolidated Subsidiaries was $326.0 million, or 33% of total market capitalization at March 31, 1997 (assuming the exchange of all Units for shares of Common Stock). Based on the closing price of the Common Stock of $34.375 on March 31, 1997, and assuming the exchange of all Units for shares of Common Stock, there would be 19,155,453 shares of Common Stock outstanding with a total market value of $658.5 million. As discussed above, following the Offering, the Company expects to have a ratio of total indebtedness, including its pro rata share of the indebtedness of its unconsolidated Subsidiaries, to total market capitalization of approximately 24% (22% assuming that the Underwriters' over-allotment option is exercised in full). After the application of the net proceeds of the Offering and as adjusted to reflect the proposed financing of the Company's Properties under agreement to acquire and Properties under development, as discussed above, the Company would have a ratio of total indebtedness, including its pro rata share of the indebtedness of its unconsolidated Subsidiaries, to total market capitalization of approximately 36% (35% assuming the Underwriters' over-allotment option is exercised in full). See "Prospectus Supplement Summary--Recent Developments-- Financing of Pending Development and Acquisition Activities."

SUPPLEMENTAL DISCLOSURE OF FUNDS FROM OPERATIONS

  The Company believes that funds from operations provides an additional indicator of the financial performance of the Company, and management expects that funds from operations will be one of the factors considered by the Board of Directors in determining the amount of cash dividends the Company will pay to its shareholders. Funds from operations does not represent cash flow from operating, investing and financing activities as defined by GAAP, which are discussed under "Liquidity and Capital Resources" above. Additionally, funds from operations does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity.

  Effective for the year ended December 31, 1996, the Company implemented the new guidelines issued by NAREIT for calculating funds from operations. The primary difference between the Company's funds from operations under the new guidelines and prior years is that the Company now reduces reported funds from operations for the amortization of deferred financing costs and recognizes rental income for the purposes of computing funds from operations on a "straight-line" basis. The amortization of deferred financing costs totaled $864,000 and $691,000 for the years ended December 31, 1996 and 1995, respectively. The "straight-line" rental adjustment increased rental revenues by $475,000 for the year ended December 31, 1996 and decreased rental revenue by $19,000 for the year ended December 31, 1995. All funds from operations information detailed and discussed below relating to the year ended December 31, 1995 has been restated to reflect these differences.

  Funds from operations presented herein under the NAREIT guidelines is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies calculate funds from operations in the same manner. However, the Company's funds from operations is comparable to the funds from operations of real estate companies that use the current NAREIT definition.

  For the year ended December 31, 1996, funds from operations increased $8,978,000 or 61.2% to $23,640,000 compared to funds from operations of $14,662,000 for the year ended December 31, 1995. Funds from operations calculated under the current NAREIT guidelines for the years ended December 31, 1996 and 1995 are detailed below:

                                                  YEAR ENDED      YEAR ENDED
                                                 DEC. 31, 1996 DEC. 31, 1995(1)
                                                 ------------- ----------------
                                                         (IN THOUSANDS)
     Income before minority interests...........    $15,809        $11,107
     Depreciation and amortization..............     13,474          8,177
     Real estate depreciation at Subsidiaries...         40             23
                                                    -------        -------
     Funds from operations--
      Units fully converted.....................     29,323         19,307
     Ownership percentage(2)....................      80.62%         75.94%
                                                    -------        -------
     Funds from operations attributable to the
      Company's shareholders....................    $23,640        $14,662
                                                    =======        =======
     Weighted average shares outstanding........     11,512          8,171
                                                    =======        =======

--------
(1) The calculation of funds from operations has been revised from the prior year presentation as discussed above. Previously reported funds from operations attributable to the Company's shareholders were $15,201,000 in 1995.
(2) Represents the Company's weighted average ownership of the Operating Partnership for the year.

SUPPLEMENTAL INFORMATION ON CAPITAL EXPENDITURES AND LEASING COSTS

  The following table details the Company's capital expenditures for the years ended December 31, 1996 and 1995:

                                                     YEAR ENDED    YEAR ENDED
                                                    DEC. 31, 1996 DEC. 31, 1995
                                                    ------------- -------------
                                                          (IN THOUSANDS)
     Building acquisitions(1)......................   $201,660      $110,141
     Development and land acquisition activi-
      ty(2)(3).....................................     70,476        42,290
     Non-revenue-producing building improvements...        543           331
     Revenue-producing building improvements(4)....        --          3,520
     Tenant improvement and leasing costs on
      second-generation leases(5)(6)...............      2,995         2,597
     Tenant improvement expenditures to be
      reimbursed by tenants........................        --            545
                                                      --------      --------
                                                      $275,674      $159,424
                                                      ========      ========

--------
(1) Reflects aggregate acquisition costs including the assumption of mortgage notes payable of $104,628,000, the issuance of $48,085,000 of Units, the issuance of $7,124,000 of Common Stock and other acquisition-related payables, net of receivables, of $906,000 in 1996, and aggregate acquisition costs including the assumption of mortgage notes payable of $39,511,000 and the application of notes receivable and deposits of $3,540,000 in 1995.
(2) Includes first-generation leasing costs on development Properties totaling $1,287,000 and $1,292,000 in 1996 and 1995, respectively.
(3) Reflects aggregate development and leasing costs, exclusive of the decrease in construction payables of $743,000 in 1996 and the increase in construction payables of $52,000 in 1995.
(4) In 1995, revenue-producing building improvements included $520,000 in building improvements to convert a 94,677 square foot single-tenant suburban office Property to a multi-tenant facility. By dividing the space for lease to a number of tenants, rather than leasing the entire Property to a single tenant, the Company believes it has achieved higher rents and has substantially reduced its rollover risk and potential loss due to vacancy. Also in 1995, the Company invested approximately $3.0 million in building improvements to convert a 249,200 square foot bulk warehouse Property to a manufacturing facility. The new tenant also invested a similar amount in improvements to the Property. Management believes that this combined investment has enhanced the value of the Property and that the Company has achieved higher rent as a result of the renovation and conversion of this Property.
(5) The 1995 amount includes $1,377,000 of tenant improvement and leasing costs to re-tenant the Company's 94,677 square foot office Property discussed in footnote (4) above which was vacated in February 1995 by Matsushita Electric Corporation (Panasonic).
(6) Includes second-generation leasing costs totaling $1,331,000 and $1,159,000 in 1996 and 1995, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

  In 1995, Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation" was issued prescribing new fair value-based accounting for stock-based compensation. SFAS 123 required the Company, in 1996, to elect to utilize the fair value method under SFAS 123 or continue its current generally accepted accounting under the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25. The Company elected to continue to account for stock-based compensation under APB No. 25 and implemented the additional disclosure requirements of SFAS 123, including pro forma net income and earnings per share amounts, in its

Consolidated Financial Statements for the year ended December 31, 1996, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

IMPACT OF INFLATION

  In the last three years, inflation has not had a significant impact on the Company because of the relatively low inflation rate. Substantially all tenant leases do, however, contain provisions designed to protect the Company from the impact of inflation. Most of the Company's leases require the tenants to pay a share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the leases are for terms of less than seven years which may enable the Company to replace existing leases with new leases at higher base rentals if rents under the existing leases are below the then-existing market rate. However, there can be no assurance that the Company would be able to replace existing leases with new leases at higher base rentals.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors of the Company currently consists of eleven persons, with two presently unfilled vacancies. In March 1997, the Board nominated an additional independent director to serve on the Board of Directors effective June 1, 1997, subject to approval by the Company's shareholders at its Annual Meeting of Shareholders to be held on May 21, 1997. The Board anticipates filling the remaining vacancy with an additional independent director in 1997. Certain information regarding the directors and executive officers of the Company is set forth below, including their ages as of April 30, 1997:

 NAME                   AGE POSITION
 ----                   --- --------
 A. Ray Weeks, Jr.       44 Chairman of the Board and Chief Executive Officer
 Thomas D. Senkbeil      47 Vice Chairman of the Board and Chief Investment
                            Officer
 Forrest W. Robinson     45 Director; President and Chief Operating Officer
 Harold S. Lichtin       48 Director; Managing Director in charge of the
                            Company's activities in North Carolina
 John W. Nelley, Jr.     48 Director; Managing Director in charge of the
                            Company's activites in Nashville, Tennessee
 Barrington H. Branch    56 Director; former President and Chief Executive
                            Officer, DIHC Management Corporation, currently
                            independent advisor and consultant
 George D. Busbee        69 Director; Of counsel of King & Spalding; former
                            Governor of Georgia
 William Cavanaugh III   58 Proposed Director; President and Chief Executive
                            Officer, Carolina Power & Light Company
 Charles R. Eitel        47 Director; President and Chief Operating Officer,
                            Interface, Inc.
 William O. McCoy        63 Director; Vice-President, Finance, The University
                            of North Carolina; former Vice Chairman of the
                            Board of BellSouth Corporation
 Albert W. Buckley, Jr.  53 Managing Director, Nashville, Tennessee
 Robert G. Cutlip        47 Senior Vice President, Development
 Clyde H. Duckett        54 Senior Vice President, Construction
 Mark W. Flowers         39 Senior Vice President, Landscape
 Klay W. Simpson         41 Senior Vice President, Marketing
 David P. Stockert       35 Senior Vice President and Chief Financial Officer
 David L. Barker         41 Vice President, Property Management
 Elizabeth C. Belden     42 Vice President, Corporate Counsel
 Patricia P. Clayton     44 Vice President, Property Management
 Philip W. Cobb          49 Vice President, Building Construction
 Arthur J. Quirk         39 Vice President and Controller
 Moses L. Salcido        37 Vice President, Orlando
 Robert K. Sanders, Jr.  37 Vice President, Estimating
 Mark L. Scott           37 Vice President, Interior Construction
 Thomas W. Trocheck      42 Vice President, Development-Engineering
 Robert T. Weeks         36 Vice President, Information Technology
 Cynthia F. Wright       41 Vice President, Investor Relations

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                    NUMBER OF
                                                                    SHARES OF
        UNDERWRITER                                                COMMON STOCK
        -----------                                                ------------
Goldman, Sachs & Co...............................................
A.G. Edwards & Sons, Inc..........................................
Morgan Stanley & Co. Incorporated.................................
The Robinson-Humphrey Company Inc.................................
                                                                    ---------
 Total............................................................  3,200,000
                                                                    =========

  Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers
at such price less a concession of $    per share. The Underwriters may allow,
and such dealers may re-allow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the shares of Common Stock sold in the Offering may be reclaimed by the Underwriters if such shares of Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 480,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,200,000 shares of Common Stock offered.

  The Company has agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of the Prospectus Supplement, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on, restricted stock awards granted prior to, or upon the conversion of convertible or exchangeable securities outstanding as of, the date of the Pricing Agreement) that are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities that are substantially similar to the shares of Common Stock, without the prior written consent of the Underwriters, except for the shares of Common Stock offered in connection with the Offering.

  The Company and the Operating Partnership, jointly and severally, have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF SECURITIES

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of King & Spalding as to matters of Georgia law.

                                    EXPERTS

  The consolidated and combined financial statements and related financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

                                 $300,000,000


[LOGO OF WEEKS                 WEEKS CORPORATION
 CORPORATION
 APPEARS HERE]

                       PREFERRED STOCK, COMMON STOCK AND
                             COMMON STOCK WARRANTS

                               ---------------

  Weeks Corporation (the "Company") may offer from time to time, together or separately, in one or more series (i) shares of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), (ii) shares of the Company's common stock, par value $.01 per share ("Common Stock") and (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants") (the Preferred Stock, Common Stock and Common Stock Warrants are collectively referred to as the "Securities"), at an aggregate initial offering price not to exceed U.S. $300,000,000, in amounts, at prices and on terms to be determined at the time of sale.

  The specific terms of any Securities offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, where applicable, the following information: (i) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provision, any conversion rights, any voting or other rights, and the terms of the offering and sale thereof; (ii) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (iii) in the case of Common Stock Warrants, the designation and aggregate number thereof, the number of shares of Common Stock purchasable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; and (iv) in the case of all Securities, whether such Securities will be offered separately or as a unit with other Securities. The Company's Common Stock is subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Capital Stock."

  The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "WKS." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

  The Company may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. If any agents, underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
                THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.

                               ---------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 9, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock of the Company is listed on the NYSE, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby (together with all amendments and exhibits and schedules thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information concerning the Company and the securities offered hereby, reference is made to the Registration Statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company (File No. 001-13254) with the Commission are incorporated herein by reference:

  (i)    Annual Report on Form 10-K for the year ended December 31, 1995;

  (ii)   Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

  (iii)  Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

  (iv)   Quarterly Report on Form 10-Q for the quarter ended September 30,
         1996;

  (v) Current Report on Form 8-K dated August 9, 1996 and filed on August 22, 1996, as amended by Form 8-K/A dated August 9, 1996 and filed on October 18, 1996;

  (vi) Current Report on Form 8-K dated November 1, 1996 and filed on November 6, 1996, as amended by Form 8-K/A dated November 1, 1996 and filed on November 8, 1996;

  (vii) Current Report on Form 8-K dated November 5, 1996 and filed on November 6, 1996;

  (viii) Current Report on Form 8-K, dated November 7, 1996 and filed on November 12, 1996, as amended by Form 8-K/A dated November 7, 1996 and filed on November 13, 1996; and

  (ix) Registration Statement on Form 8-A dated August 12, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act.

  All documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein). Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus or any Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to: Vice President-Investor Relations, Weeks Corporation, 4497 Park Drive, Norcross, Georgia 30093, telephone number (770) 923-4076.

                                  THE COMPANY

  The Company is a self-administered, self-managed, geographically focused real estate investment trust ("REIT") that was organized in 1994 to continue and expand the fully integrated real estate business previously conducted by Weeks Corporation and its affiliates. The Company, together with its affiliates and predecessors, has developed, owned, managed, constructed and acquired primarily institutional-quality industrial properties in Metropolitan Atlanta and certain other Southeastern markets since 1965. The Company is one of the largest industrial real estate companies in the Southeast based on square footage owned and managed.

  The Company's portfolio is comprised of 204 Properties totaling approximately 15.6 million square feet (the "Properties"), including 30 Properties (totaling approximately 3.8 million square feet) under development and/or under agreement to acquire. In addition, the Company has entered into a letter of intent to acquire 25 completed Properties and 4 Properties under development totaling approximately 2.1 million square feet. The Company currently manages, or expects to manage upon completion or acquisition, all but six of the Properties. Industrial Properties represent approximately 92% of the square footage of all of the Properties, and suburban office Properties represent approximately 8%. As used herein, the term "Properties" includes the completed properties currently in the Company's portfolio, as well as properties under development and/or under agreement to acquire and the completed properties and properties under development that the Company has agreed to acquire pursuant to a letter of intent.

  The Company conducts all of its business through Weeks Realty, L.P. (the "Operating Partnership") and its subsidiaries. As of November 30, 1996, the Company owned approximately 78.2% of the outstanding interests in the Operating Partnership, and the remaining 21.8% partnership interests in the Operating Partnership were owned by various individuals and entities (including certain officers and directors of the Company) (collectively, the "Limited Partners") that previously owned the properties, land and other assets contributed to the Operating Partnership and its subsidiaries in connection with the Company's initial public offering in August 1994 (the "IPO"). Of the approximate 78.2% interest in the Operating Partnership held by the Company, the Company currently owns the sole .9% general partnership interest in the Operating Partnership through Weeks GP Holdings, Inc., a wholly owned Georgia corporation ("Weeks GP"), and a 77.3% limited partnership interest in the Operating Partnership through Weeks LP Holdings, Inc., a wholly owned Georgia corporation ("Weeks LP"). Both Weeks GP and Weeks LP are qualified REIT subsidiaries within the meaning of Section 856(i)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), and their existence will be disregarded for federal income tax purposes.

  Weeks Realty Services, Inc. ("Weeks Realty Services") and Weeks Construction Services, Inc. ("Weeks Construction Services") were organized as subsidiaries of the Operating Partnership to provide real estate related services to third parties. Weeks Realty Services generally provides property management, leasing and landscaping services, and Weeks Construction Services generally provides general contracting services, to third parties.

  The Operating Partnership owns 1% of the voting common stock and 100% of the nonvoting common stock of each of Weeks Realty Services and Weeks Construction Services. The voting and nonvoting common stock of Weeks Realty Services and Weeks Construction Services held by the Operating Partnership represents approximately 99% of the economic interests in these corporations. Ninety-nine percent of the voting common stock of Weeks Realty Services and Weeks Construction Services is held by executive officers of the Company.

  Weeks Development Partnership ("Weeks Development") is a Georgia general partnership owned 40% by Weeks Realty Services and 60% by Weeks Construction Services. Weeks Development holds certain development land that is or may be used for build-to-suit for sale projects, and interests in certain joint ventures that own interests in certain development land. The Operating Partnership may purchase sites for development from Weeks Development.

  The Operating Partnership owns five of its industrial Properties in Atlanta, Georgia through its 99% ownership of Weeks Financing Limited Partnership (the "Financing Partnership"). The Financing Partnership Properties are encumbered by mortgage indebtedness assumed in connection with the IPO. The remaining 1% ownership interest in the Financing Partnership is held by Weeks Realty Services.

  In order to maintain its qualification as a REIT for Federal income tax purposes, the Company is required to distribute at least 95% of its taxable income each year. Dividends on any Preferred Stock offered pursuant to a Prospectus Supplement would be included as distributions for this purpose.

  The Common Stock is listed on the NYSE under the symbol "WKS." The Company was incorporated in Georgia in 1983. The Company's principal executive offices are located at 4497 Park Drive, Norcross, Georgia 30093, and its telephone number is (770) 923-4076.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to contribute the proceeds from the sale of the Securities to the Operating Partnership, of which the Company's wholly owned subsidiary, Weeks GP, is the sole general partner, in exchange for additional units representing general and/or limited partnership interests in the Operating Partnership. The Operating Partnership will use the proceeds for general corporate purposes including, without limitation, the acquisition and development of industrial and office properties and the repayment of outstanding indebtedness.

                             CONSOLIDATED RATIO OF
                           EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the nine months ended September 30, 1996, and for each of the last five fiscal years. With respect to periods prior to August 24, 1994, the Company's consolidated ratios of earnings to fixed charges reflect the operating results from the businesses previously conducted by Weeks Corporation and its affiliates and predecessors. There was no preferred stock outstanding for any of the periods shown below. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

                         YEAR ENDED DEC. 31,    JAN 1, 1994  AUG. 24, 1994 YEAR ENDED  NINE MONTHS
                         ---------------------      TO            TO        DEC. 31,      ENDED
                          1991    1992   1993  AUG. 24, 1994 DEC. 31, 1994    1995    SEPT. 30, 1996
                         ------  ------- ----- ------------- ------------- ---------- --------------
Ratio of earnings to
fixed charges:(1)....... .90x(2) .86x(2) 1.09x     1.06x         2.69x       1.99x        1.94x

--------
(1) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before minority interest and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt discounts and issue costs, whether expensed or capitalized.
(2) Earnings were inadequate to cover fixed charges by $1,078,000 in 1991 and $1,551,000 in 1992. These deficiencies occurred in years prior to the Company's business combination in August, 1994.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Under the Company's Amended and Restated Articles of Incorporation (the "Articles"), the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Common Stock Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Articles and the Company's Bylaws.

  The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. The Articles do not provide for cumulative voting in the election of directors.

  The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from assets available for distribution to such holders.

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any class or series of Preferred Stock that may subsequently be issued by the Company.

  The Common Stock is listed on the NYSE under the symbol "WKS." Wachovia Bank of North Carolina, N.A. is the Company's transfer agent and registrar.

PREFERRED STOCK

  Subject to limitations prescribed by Georgia law and the Articles, the Board of Directors is authorized to designate and issue, from the authorized but unissued capital stock of the Company, one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may affix and determine the preferences, limitations and relative rights of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences, limitations and relative rights of each class or series of Preferred Stock, it may afford the holders in any class or series of Preferred Stock preferences and relative rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

  Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles of amendment relating to such class or series.

  The preferences, limitations and relative rights of each class or series of Preferred Stock will be fixed by the articles of amendment relating to such class or series. The applicable Prospectus Supplement will describe the terms of the Preferred Stock in respect of which this Prospectus is being delivered, including, where applicable, the following:

  (1)  The designation of such Preferred Stock;

  (2) The number of shares of such Preferred Stock offered, the liquidation preferences per share and the initial offering price of such Preferred Stock;

  (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

  (4) Whether dividends on such Preferred Stock are cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

  (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

  (6)  The provision for a sinking fund, if any, for such Preferred Stock;

  (7)  The provision for redemption, if applicable, of such Preferred Stock;

  (8)  Any listing of such Preferred Stock on any securities exchange;

  (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or other securities of the Company, including the conversion price (or manner of calculation thereof);

  (10) A discussion of the material Federal income tax considerations applicable to such Preferred Stock;

  (11) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

  (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company;

  (13) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

  (14) Any voting rights of such Preferred Stock; and

  (15) Any other specific terms, preferences, limitations or relative rights of such Preferred Stock.

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to Common Stock and to all other equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

  The terms and conditions, if any, upon which shares of any class or series of Preferred Stock are convertible into Common Stock or other securities of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock or other securities of the Company into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON TRANSFER

  The Articles contain certain restrictions on the number of shares of capital stock that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. To enable the Company to continue to qualify as a REIT, the Articles contain restrictions on the acquisition of capital stock intended to ensure compliance with these requirements (collectively, the "Ownership Limit").

  The Ownership Limit provides that, subject to certain exceptions specified in the Articles, no person (excluding the Weeks Family and the Weeks Siblings, as defined below) may own, actually and constructively under the applicable attribution provisions of the Code, more than 7.5% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit also provides that the sisters and brother of A. Ray Weeks, Jr., Chairman and Chief Executive Officer of the Company (the "Weeks Family"), as well as all individuals (other than A. Ray Weeks, Jr.) from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 10% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit further provides that A. Ray Weeks, Jr. and the Weeks Family (collectively, the "Weeks Siblings"), as well as all individuals from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 19% of the outstanding shares of any class of capital stock of the Company.

  The Board of Directors may (but in no event will be required to) waive the Ownership Limit with respect to a holder if it determines that such holder's ownership will not then or in the future jeopardize the Company's status as a REIT. The Board of Directors has granted waivers with respect to the Ownership Limit after making such a determination. As a condition to the grant of any such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking or other information from the applicant with respect to preserving the REIT status of the Company.

  If any purported transfer of capital stock of the Company or any other event would otherwise result in any person or entity holding shares of capital stock of the Company in excess of the applicable Ownership Limit, then any such purported transfer will be null and void as to that number of shares in excess of such Ownership Limit and the purported transferee (the "Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock or any other event would result in the Company's failing to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be null and void as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). The trustee of the trust will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Any sales proceeds received by the trust in excess of the amount that must be distributed to a Prohibited Transferee or Prohibited Owner, as the case may be, will be distributed to the Beneficiary.

  Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

  Every owner of more than 1% (or such lower percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Articles within 30 days after December 31 and June 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

  The Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

LIMITATION OF DIRECTORS' LIABILITY

  The Articles eliminate, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damages for breaches of such director's duty of care or other duties as a director. The Articles do not provide for the elimination of, or any limitation on, the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) approving or assenting to unlawful corporate distributions or (iv) any transaction from which the director received an improper personal benefit. The Articles further provide that if the Georgia Business Corporation Code (the "GBCC") is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended. These provisions of the Articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

  Under the Company's Bylaws, the Company is required to indemnify to the fullest extent permitted by the GBCC any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer of the Company, against liability (as defined in the GBCC) incurred in such proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company is required to pay for or reimburse the reasonable expenses incurred by a director or officer who is party to a proceeding in advance of final disposition thereof if (i) such director or officer furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth above, and (ii) such director or officer furnishes the

Company a written undertaking, executed personally or in his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification. The Company may not indemnify a director (i) in connection with a proceeding by or in the right of the Company, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the standard of conduct set forth above, or (ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with each of the Company's directors. The indemnification agreements require, among other things, that the Company indemnify its directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses incurred in a proceeding in which the director was made a party because he is or was a director of the Company, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Company's Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights provided thereunder.

GEORGIA ANTI-TAKEOVER STATUTES

  The GBCC restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute"), and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, the Company must elect in its Articles or Bylaws to be covered by the restrictions imposed by these statutes. The Company has not elected to be covered by such restrictions; however, the Company, by action of its Board of Directors without shareholder approval, may in the future amend its Bylaws to make such an election. If such an election is made, the applicable Bylaw provision may only be repealed by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the holders of voting shares of the Company. Furthermore, shareholders may amend or repeal the Company's Bylaws or adopt new Bylaws (even though the Bylaws may also be amended or repealed by the Board of Directors) and may also expressly provide that any Bylaw so amended or repealed by them may not be amended or repealed by the Board of Directors.

  The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an interested shareholder of the corporation, unless either (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder, or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

   The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, or (iv) the interested shareholder has been an interested shareholder for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

   Pursuant to the GBCC, the Company cannot, subject to certain exceptions, merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by shareholders holding a majority of the shares entitled to vote on the resolution. In addition, the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement") requires that any merger of the Operating Partnership into another entity if the Operating Partnership is not the surviving entity or any sale of all or substantially all of the assets of the Operating Partnership to the Company or an affiliate of the Company be approved by a majority in interest of the limited partners (excluding any limited partner interests in the Operating Partnership owned by the Company and its subsidiaries).

CERTAIN OTHER PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

   Certain provisions of the Company's Articles and Bylaws might discourage certain types of transactions that involve an actual or threatened change in control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the shareholders. See "--Restrictions on Transfer." Pursuant to the Articles, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company. Under the GBCC, unless otherwise set forth in the articles of incorporation or in a bylaw adopted by the shareholders, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Bylaws of the Company provide that, subject to the right of the holders of any Preferred Stock then outstanding to elect additional directors under specified circumstances, directors may be removed only for cause upon the affirmative vote of holders of a majority of the shares present and voting. These provisions may render more difficult a change in control of the Company or removal of incumbent management. The issuance of Preferred Stock by the Board of Directors also may have the effect of delaying, deferring or preventing a change in control of the Company. See "--Preferred Stock."

                     DESCRIPTION OF COMMON STOCK WARRANTS

  The Company may issue Common Stock Warrants, which may be issued independently or together with any other Securities and may be attached to or separate from any such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following summary of certain provisions of the Common Stock Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable Prospectus Supplement and the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Common Stock Warrants.

  The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

  (1) The designation of such Common Stock Warrants;

  (2) The aggregate number of such Common Stock Warrants;

  (3) The price or prices at which such Common Stock Warrants will be issued;

  (4) The number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant and the price at which such shares may be purchased upon exercise (which price may be payable in cash, securities or other property);

  (5) If applicable, the designation and terms of the Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security;

  (6) The date, if any, from and after which such Common Stock Warrants and any Securities issued therewith will be separately transferable;

  (7) The date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire;

  (8) The minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time;

  (9) The antidilution provisions of such Common Stock Warrants, if any;

  (10) A discussion of the material Federal income tax considerations applicable to such Common Stock Warrants; and

  (11) Any other specific terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exercise of such Common Stock Warrants.

  Reference is made to the section captioned "Description of Capital Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

  The following discussion summarizes the United States federal income tax considerations material to a prospective holder of Common Stock. The Company has received a legal opinion from King & Spalding, which has acted as tax counsel to the Company, to the effect that the following discussion fairly summarizes the United States federal income tax considerations that are material to a holder of Common Stock.

  This discussion is based on current law. It is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term "Company" refers solely to Weeks Corporation and the term "Subsidiaries" refers to Weeks Realty Services and Weeks Construction Services.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company has made an election to be taxed as a REIT under Sections 856 and 860 of the Code commencing with its taxable year that ended on December 31, 1994. The Company has received a legal opinion from King & Spalding to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1994 and 1995, and that its current organization and method of operation should enable it to continue to qualify as a REIT. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Further, King & Spalding's opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and the past, current and expected future manner of operation of the Company, the Operating Partnership and the Financing Partnership. Moreover, the Company's continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed by the Code and discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

  The following is a general summary of the Code provisions that govern the U.S. federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

  As a REIT, the Company generally is not subject to U.S. federal corporate income tax on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, the Company is still subject to U.S. federal income tax in the following circumstances. First, the Company is taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) which is held primarily for sale to clients in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to clients in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), and assuming the Company will make an election pursuant to Notice 88-19, such gain will be subject to tax at the highest regular corporate rate applicable (as provided in IRS regulations that have not yet been promulgated).

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The Company has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow the Company to satisfy requirements (5) and (6). In addition, the Company's Articles provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Capital Stock of the Company--Restrictions on Transfer". In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company's taxable year is a calendar year.

  In the case of a REIT that owns the stock of a corporation that is a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code, the subsidiary will not be treated as a separate corporation, and the assets, liabilities, and items of income, deduction, and credit of the subsidiary will be treated as assets, liabilities, and such items of the REIT. Weeks GP and Weeks LP are "qualified REIT subsidiaries" of the Company, so the separate existence of these corporations will be ignored for U.S. federal tax purposes, and the Company will be treated as directly holding the assets and liabilities and receiving the tax items of these subsidiaries. Further, in the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Operating

Partnership and the Financing Partnership will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described herein.

  Income Tests. In order to maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year. Under the 30% gross income test, where a REIT holds an interest in a partnership that sells real property or where the REIT sells its interest in a partnership that holds real property, the gross income derived from such sale, to the extent attributable to real property, is deemed to be derived from the sale of real property held for the shorter of the period the partnership held the property or the REIT held its partnership interest. Therefore, for purposes of applying the 30% gross income test, the holding period of Properties held by the Operating Partnership on the closing date of the IPO will be deemed to have commenced on such date so that if the Operating Partnership sells one or more of the Properties prior to the expiration of four years after such closing date, income from the sale of those Properties will not qualify under the 30% gross income test even though the Operating Partnership has held such Properties for more than four years.

  Rents received by the Company will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in the relevant geographic region in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant". The Company believes that, except in certain circumstances that are not believed to be material, it provides only usual and customary services to the tenants of the Properties and that any noncustomary services are provided by independent contractors.

  The Operating Partnership receives rents from a company controlled by Ray Weeks' spouse that may under certain circumstances qualify as a Related Party Tenant. The Company also receives certain other types of non-rent income, including its allocable share of any dividends and interest paid by the Subsidiaries to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such income and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

  Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from the transaction is subject to 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company believes that no asset owned by the Operating Partnership or the Financing Partnership is held for sale to customers and that the sale of any Property or Development Land by such partnerships is not in its ordinary course of business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and such partnerships will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when assets sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or such partnerships will comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property "primarily for sale to customers in the ordinary course of business".

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally are available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the Company's excess net income. The foregoing relief provisions do not apply in the case of a failure to satisfy the 30% gross income test.

  Asset Tests. At the close of each quarter of its taxable year, the Company must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership and the Financing Partnership and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test must generally be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities in a Subsidiary, but also each time the Company increases its ownership of securities of a Subsidiary (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their Exchange Rights).

  As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Weeks Realty Services, Inc. and Weeks Construction Services, Inc. (the "Subsidiaries"). The Operating Partnership does not own more than 10% of the voting securities of the Subsidiaries. In addition, based upon its analysis of the estimated value of the debt and equity securities of the Subsidiaries owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of each Subsidiary held by the Operating Partnership does not exceed 5% of the total value of the Company's assets, although no independent appraisals have been obtained to support this conclusion. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter in which it acquires securities of the Subsidiaries or other property, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Subsidiaries.

  Annual Distribution Requirements. As a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from "foreclosure property" (as defined above under "--Taxation of the Company (General)"), minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses (such as principal amortization or capital expenditures) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid paying income tax (but not excise tax) on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

  Information Regarding Stock Ownership. Pursuant to applicable Treasury Regulations, in order to maintain its qualification as a REIT, the Company must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its stock. The Company intends to comply with such requirements.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Any distributions made by the Company to shareholders in any year in which the Company fails to qualify will not be deductible by the Company. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

  Taxation of Taxable Domestic Shareholders. As long as the Company continues to qualify as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) are taken into account by them as ordinary income, and corporate shareholders are not eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends are taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares. However, corporate shareholders are required to treat up to 20% of certain capital gain dividends as ordinary income.

  Distributions in excess of current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Securities, but rather reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's Securities, they are included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

  Any dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specific date in any such month are treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders do not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any loss upon a sale or exchange of Securities by a shareholder who has held such shares for six months or less (after applying certain holding period rules) are treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Backup Withholding. The Company reports to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Taxation of Foreign Shareholders" below.

  Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income" ("UBTI"). The Revenue Reconciliation Act of 1993 (the "1993 Act") has partially preempted this revenue ruling (as discussed below). In those circumstances in which the ruling still applies, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the Securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings are interpretative in nature and subject to revocation or modification by the IRS.

  In applying the stock ownership test of Section 856(h) of the Code, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, thus permitting affected pension trusts to acquire more concentrated ownership of a REIT. However, a pension trust that owns more than 10% of a REIT must now treat a percentage of the dividends as UBTI (the "UBTI Percentage") under certain circumstances. The UBTI Percentage is determined by dividing (i) the gross income of a REIT, less related direct expenses, that would be considered to be derived from an unrelated trade or business if the REIT were a pension trust by (ii) the gross income of the REIT, less related direct expenses, for the year in which the dividends are paid. The UBTI rule would apply to a pension trust that owns more than 10% of the value of the REIT's stock only if (a) the UBTI Percentage is at least 5%, (b) the REIT qualifies as a REIT by reason of the above modification of the stock ownership test, and (c) either one pension trust owns more than 25% of the value of the REIT's stock or a group of pension trusts individually owning more than 10% of the value of the REIT's stock collectively own more than 50% of the value of the REIT's stock.

  Taxation of Foreign Shareholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws with regard to an investment in Securities, including any reporting requirements.

  Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends are treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, are subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares of capital stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally is subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company withholds U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder that are not designated as capital gain dividends unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or
(ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income. The IRS issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements.

  Distributions in excess of current and accumulated earnings and profits of the Company are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of capital stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they give rise to tax liability if the Non-U.S. Shareholder is otherwise subject to tax on any gain from the sale or disposition of his shares of capital stock as described below. If it cannot be determined at the time a distribution is made whether or not such distribution is in excess of current and accumulated earnings and profits, the distribution is subject to withholding at the rate applicable to dividends. The Small Business Job

Protection Act of 1996 requires the Company to withhold 10% of any distribution to a Non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Accordingly, although the Company intends to withhold at a rate of 30% on the entire amount of the distribution, to the extent that the Company does not do so, any portion of the distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. The Non-U.S. Shareholder may seek a refund of such amounts from the IRS to the extent that the amount withheld from such distribution was, in fact, in excess of the U.S. income tax due with respect to such distribution.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the FIRPTA provisions as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. federal income tax liability.

  Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Securities generally will not be subject to U.S. tax unless the capital stock constitutes a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The capital stock will not constitute a "United States real property interest" so long as the Company qualifies as a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held, directly or indirectly, by Non-U.S. Shareholders. Because the Company is publicly traded, there can be no assurance that the Company will qualify as a domestically controlled REIT. If the Company does not qualify (or ceases to qualify) as a "domestically controlled REIT," whether gain arising from the sale or exchange of capital stock by a Non-U.S. Shareholder would be subject to U.S. tax under FIRPTA will depend on whether the capital stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Shareholders interest in the Company.

  If gain on the sale or exchange of capital stock were subject to tax under FIRPTA, then (i) the Non-U.S. Shareholder would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and (ii) the purchaser of the capital stock would be required to withhold and remit to the IRS 10% of the purchase price unless the purchased capital stock was "regularly traded" on an established securities market.

  Notwithstanding the foregoing, gain from the sale or exchange of capital stock not otherwise taxable under FIRPTA will be subject to U.S. tax if (i) the investment in capital stock is treated as effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the individual will be subject to a 30% tax on the individual's capital gains.

OTHER TAX CONSIDERATIONS

  Tax Status of Operating Partnership; Effect on REIT Qualification. All of the Company's investments are made through the Operating Partnership, which in turn owns substantially all of the interests in the Financing Partnership. These partnerships may involve special tax risks. Such risks include possible challenge by the IRS of (a) allocations of income and expense items, which could affect the computation of taxable income of the Company, (b) the status of the partnerships as partnerships for federal income tax purposes (as opposed to associations taxable as corporations), and (c) the taking of actions by the partnerships that could adversely affect the Company's qualification as a REIT. The Company has received a legal opinion from King & Spalding to the effect that the Operating Partnership and the Financing Partnership will be treated for U.S. federal income tax purposes as partnerships (and not as associations taxable as a corporation). If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test (in addition to the 5% asset test and, likely, the 10% voting securities test). Further, if the Financing Partnership were treated as a taxable corporation, then the Company would likely fail to qualify as a REIT under the 10% voting securities test, and would also fail to qualify under the 5% test if the value of the Company's interest in the Financing Partnership (through the Operating Partnership) exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from such partnerships would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test, and the Company would not be able to deduct its share of any losses generated by such partnerships in computing its taxable income. See "--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

  Depreciation. The Partnership's initial income tax basis in the Properties acquired in exchange for Units generally is the same as the transferor's basis in such Property on the date of acquisition by the Partnership, except to the extent that gain is recognized by the transferor in connection with the transfer. The Partnership generally depreciates such Properties under the alternative depreciation system of depreciation ("ADS"), using a 40-year recovery period and the straight-line method with respect to the building and structural components of such Properties. The Partnership's tax depreciation deductions will be allocated among the Partners in accordance with their respective percentage interests in the Partnership, except as otherwise required pursuant to Section 704(c) of the Code.

  State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.

  If underwriters are used in the sale of the Securities, the Securities may be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of the Securities, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Securities may be sold directly by the Company through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize dealers or agents to solicit offers from certain types of institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The Preferred Stock and the Common Stock Warrants may or may not be listed on a national securities exchange. The Common Stock currently trades on the NYSE, and any Common Stock offered hereby will be listed on the NYSE, subject to an official notice of issuance. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia. George D. Busbee, a director of the Company, is of counsel to King & Spalding.

                                    EXPERTS

  The consolidated and combined financial statements and related financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The combined statement of revenue and certain expenses of the Principal Properties included in the Company's Current Report on Form 8-K dated August 9, 1996 and filed on August 22, 1996, as amended by Form 8-K/A dated August 9, 1996 and filed on October 18, 1996, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined financial statements of Lichtin Properties included in the Company's Current Report on Form 8-K dated November 5, 1996 and filed on November 6, 1996, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined financial statements of NWI Warehouse Group included in the Company's Current Report on Form 8-K dated November 1, 1996 and filed on November 6, 1996, as amended by Form 8-K/A dated November 1, 1996 and filed on November 8, 1996, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

                   [LOGO OF WEEKS CORPORATION APPEARS HERE]


COLOR INTERSTATE HIGHWAY MAPS OF THE COMPANY'S MARKETS:

        Chapel Hill--Durham--Raleigh (Research Triangle)
        Nashville
        Spartanburg
        Atlanta
        Orlando

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                       PAGE
                                                                       ----
Prospectus Supplement Summary......................................... S-3
The Company........................................................... S-10
Recent Developments................................................... S-10
Business and Properties............................................... S-20
Use of Proceeds....................................................... S-32
Price Range of Common Stock and Distributions......................... S-32
Capitalization........................................................ S-33
Selected Financial and Other Information.............................. S-34
Management's Discussion and Analysis of Financial Condition and
 Results of Operations................................................ S-36
Management............................................................ S-45
Underwriting.......................................................... S-46
Validity of Securities................................................ S-47
Experts............................................................... S-47
                                PROSPECTUS
Available Information.................................................    2
Incorporation of Certain
 Documents by Reference...............................................    2
The Company...........................................................    4
Use of Proceeds.......................................................    5
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock
 Dividends............................................................    5
Description of Capital Stock..........................................    6
Description of Common Stock Warrants..................................   12
Federal Income Tax Considerations.....................................   12
Plan of Distribution..................................................   22
Legal Matters.........................................................   23
Experts...............................................................   23

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                                3,200,000 SHARES

                               WEEKS CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            -------------------------
                                 [LOGO OF WEEKS
                            CORPORATION APPEARS HERE]
                            -------------------------

                              GOLDMAN, SACHS & CO.

                           A.G. EDWARDS & SONS, INC.

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                      THE ROBINSON-HUMPHREY COMPANY, INC.


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